FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For: May 9 – 27, 2005

Platinum Group Metals Ltd.

(SEC File No. 0-30306)

Suite 328 – 550 Burrard Street, Vancouver BC, V6C 2B5, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:

Form 20-F  X

        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:            Yes         No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2005

   “R. Michael Jones”

R. MICHAEL JONES

President, Director

Technical Report

on exploration undertaken on the

Tweespalk, War Springs (Oorlogsfontein), Northern Limb Platinum Properties

Limpopo Province,
Republic of South Africa

by

Platinum Group Metals (RSA) (Pty) Limited
("PTM RSA")
(RSA Registration: 2000/025984/07)

A wholly owned subsidiary of

Platinum Group Metals Limited.
("PTM ")

WJ Visser, PrSciNat, Internal QP
M McWha, PrSciNat External QP

Tweespalk : 23^0 42' S, 28^0 54' E

War Springs : 24^0 14' S, 29^0 04' E

To be submitted in compliance with Canadian National Instrument 43-101

4 March 2005

CERTIFICATE OF EXTERNAL QUALIFIED PERSON

I, Michael McWha of 19 Hetty Avenue, Johannesburg, South Africa, 2195 hereby certify:

1. I am a Graduate of Victoria University of Wellington (1973) and hold a B.Sc. Honours degree in Geology.

2. I am presently acting as a Private Consultant. I am currently also Managing Director of African Mineral Standards manufacturing reference materials.

3 Since 2000 I have been an independent mineral resource management and compliance consultant for various consulting firms and mining companies in South Africa. Previously I was Manager Mineral Resources with Durban Roodepoort Deep Limited, a Resident Geologist with Anglo Gold and an exploration geologist in Australia and New Zealand.

4. I am a Registered Professional Natural Scientist in South Africa I am also a Fellow of the Geological Society of South Africa, a member of the South African Institute of Mining and Metallurgy and a member of the Australasian Institute of Mining and Metallurgy

5. I have read the definitions of "Qualified Person" set out in NI 43-101 and certify that by reason of my education, registration and affiliation with professional associations (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a "Qualified Person" for the purposes of NI 43-101.

6. I am responsible for certain sections of this report utilizing data summarized in the References section of this report..

7. I have visited the Tweespalk and Wars Springs Properties.

8. I testify that I thoroughly read and revised the report, and verified material facts. I am not aware of any material fact or material change with respect to the subject matter of the technical report that is not reflected in the technical report, the omission to disclose which makes the technical report misleading.

9. I am independent of PTM RSA. applying all the tests in Section 1.5 of NI 43-101.

10. I have read NI 43-101 and NI 43-101F1 and the technical report has been prepared in compliance with that instrument and form.

11. I consent to the use of this report for the purpose of complying with the requirements set out in NI 43-101 to support the technical report "Tweespalk, WarSprings (Oorlogsfontein), Northern Limb Platinum Properties" for PTM RSA. to be submitted to SEDAR for electronic filing.

Michael McWha, PrSciNat.

Dated at Johannesburg, South Africa this 4th Day of March, 2005

2.0 Table of Contents

3.0 Summary

3.1 LOCATION. The War Springs and Tweespalk Properties are located within the Northern Limb of the Bushveld Complex ("BC") in the Republic of South Africa near the town of Mokopane (previously known as Potgietersrus) approximately 200 km north of Johannesburg. All of the properties are easily accessible from Johannesburg by roads and major highways.

3.2 GEOLOGY. The BC comprises Eastern, Western, Far Western, Northern and Southern Limbs (See Figure 1) and is the single largest source of world platinum and a significant producer of palladium, other platinum group metals ("PGM's") and chrome. Platinum and other platinum group elements (PGE's) are mined from the Merensky Reef, the UG2 Reef and the Platreef. These orebodies occur within the layered ultramafic to mafic igneous rocks of the Rustenburg Layered Suite, outcropping on surface near the margins of the Complex and dipping gently downwards toward the middle. These mineralised horizons show remarkable continuity along strike and to depth. The Merensky and UG2 Reefs occur along the length of the Eastern and Western Limbs of BC with a total strike length of 280 km (140 km along each limb) and are mined to a depth of 2000m. The Platreef is found along the 100+ km length of the Northern Limb and has been drilled to a depth of 1,500 m. The Platreef mineralised zone is up to 250 m thick and variable along strike and down dip. In addition significant PGE mineralization can occur well into footwall basement rocks.

Anglo American Platinum Corporation Ltd ("Anglo Platinum") is currently opencast mining, very successfully, on the Platreef at their PPRust operation.

3.3 OWNERSHIP. During 2004 PTM RSA, Canada maintained options to purchase mineral rights on the Tweespalk and War Springs (which is the English translation of the Afrikaans farm name Oorlogsfontein) platinum properties. These farms overlie 9 km of Platreef outcrop.

Mineral rights have all been taken up by other companies over the entire strike length of the Platreef in the Northern Limb of the BC. Pan Palladium ("PPD"), Anooraq, African Minerals ("AML"), SouthernEra, Caledonia, Thabex as well as PTM RSA are currently undertaking exploration on the Platreef for nickel as well as platinum group metals.

3.4 EXPLORATION PROGRAM. Since completion of the 2003 National Instrument 43-101 report (dated February 2004), PTM RSA has advanced it's South African mineral properties as follows:

- Drilling has commenced on the War Springs property in the northern limb of the Bushveld Complex and PGE mineralized layers have been confirmed to cross the War Springs property. (See Figure 7)
- Drilling has confirmed intermittent PGE values from near the base of the Bushveld sequence on the Tweespalk property. These intercepts included 4.4 g/t (3 PGE's) over 4 metres. (See Figure 8)

4. Introduction and Terms of Reference

4.1 Terms of Reference

In early 2004, PTM RSA asked for an independent technical report for their platinum exploration properties in South Africa for the purpose of fulfilling regulatory obligations of National Instrument 43-101. The report was to include a review of the previous work, a

geological interpretation based on current available information as well as an overview of the exploration potential of the properties in the context of competator activity.

The current report was commissioned by PTM RSA for their Northern Limb platinum properties as an update and assessment of their ongoing exploration program for the purpose of fulfilling regulatory obligations of National Instrument 43-101. It draws heavily on work previously completed by author and on a report by PTM RSA geologist Willie Visser.

The report has been written in the required format and will be filed with regulatory authorities to which the authors give their consent.

4.2 Purpose of Report

The author was commissioned to report on ongoing exploration programs on PTM RSA's properties for the purpose of fulfilling regulatory obligations under National Instrument 43-101 as it pertains to PTM RSA's continued listing on the Toronto Venture Exchange. Information has been sourced principally from data sets of exploration activities and recent sampling data (mainly from soils and diamond drilling) supplied by PTM RSA and the information supplied by the "Technical Report on the Tweespalk, WarSprings (Oorlogsfontein), Northern Limb Platinum Properties" by Visser 2005.

4.3 Sources of Information

The sources of the information used included technical reports provided by PTM RSA, Technical Reports submitted to the Toronto Venture Exchange, publicly available information such as geological publications, corporate annual reports, news releases and corporate websites; as well as day to day involvement with the personnel of PTM RSA, interviews with contractors employed by PTM RSA and PTM RSA RSA and a number of site visits to the various projects.

4.4 Extent of Field Involvement of QP

The Internal QP Willie Visser has been involved as Exploration Manager for PTM RSA RSA and personally acts as QP for all exploration activities and relevant records and data of exploration activities in South Africa and personnel and contractors to the company. The external QP has made visual inspections of the properties and of the geological information available secured by the company or publicly available

The External QP, Mike McWha is an independent Qualified Person. He has visited both properties, most recently in April 2005 visited War Springs to view the current soil sampling program.

5. Disclaimer

It was not within the scope of this assignment to independently verify the legal status or ownership of the mineral properties or of the underlying option agreements and transfers of title. Although the author has exercised care and diligence in the use of information from outside sources and believes that the information contained in this report is accurate and factual, the author has been unable to corroborate the accuracy of all of this information and this information may not be indicative of the mineralization on the property that is the subject of this report.

6. Property Descriptions and Location

6.1 Areas and Location

6.1.1 Tweespalk

This property is located near the town of Mokopane (formally known as Potgietersrus), approximately 200 kilometres north of Johannesburg, Republic of South Africa, in the Limpopo (Northern) Province (Figure 1). The Tweespalk Property is centred on Latitude 23° 42' (S) and Longitude 28° 54' (E) and the mineral rights cover 2176,7861 Ha in extent.

6.1.2 War Springs

The War Springs (English translation of the farm name Oorlogsfontein) property is located just to the south of the town of Mokopane (formally known as Potgietersrus), approximately 200 kilometres north of Johannesburg, Republic of South Africa, in the Limpopo (Northern) Province (Figure 1). The War Springs property is centred on 24°14' (S) and Longitude 29° 02' (E) and the mineral rights cover 2,395.9798 Ha in extent.

6.2 Licence Numbers (RSA reference is Prospecting Permit or Prospecting Right)

6.2.1 Tweespalk

This property is being explored and drilled under a Prospecting Permit (as defined in Section 6 of the Minerals Act, Act 50 of 1991, Republic of South Africa) held in the name of PTM RSA RSA. The prospecting permit (Ref. No. 5/2/2/1077, Permit No. 56/2003) was issued on the 22 July 2003 and was subject to an approved Environmental Management Programme which was approved on the 16 September 2003. The permit was granted to and including 21July 2005.

6.2.2 War Springs

On the 13 January 2004, PTM RSA was awarded the Prospecting Permit (Oorlogsfontein Ref. No. 5/2/2/1087, Permit No. 05/2004) subject to the environmental management programme being approved. The EMP prepared for PTM RSA by EMPS Services was approved on 16 September 2003. This permit is valid to 14 January 2006.

6.3 Obligations

6.3.1 Tweespalk and War Springs (Oorlogsfontein).

The freehold title to Tweespalk (Registered as Tweespalk 733 LR) is held by the State (Republic of South Africa). War Springs has been subdivided and numerous small landowners hold the freehold title.

The commercial obligations regarding Tweespalk and War Springs are recorded in a Notarial Prospecting and Option Contract (protocol 1026, Deneys Reitz, Chris Stevens, Johannesburg, RSA) between Saenger and Sacke Minerals (partnership) and PTM RSA and notarised on 23 June 2002. The agreement is with a private partnership that has brought together previously fragmented mineral rights. PTM RSA has a three-year period in which option monies of US$2.50/Ha to US$3.25/Ha are required to be paid. The costs of exploration are for PTM RSA's cost and PTM RSA is obliged to spend a minimum of 1,000,000.00 ZAR (one million South African Rands) within one year of the effective date (date of notarisation and amendments thereafter). If the mineral rights were purchased in year three the cost would be $1.6 million USD for War Springs and $1.5 million USD for Tweespalk. PTM RSA has also agreed to pay a 1% Net Smelter Return Royalty (NSR) to the mineral rights holders subject to PTM RSA's right to purchase the NSR at any time for $1,400,000 USD. The mineral rights holders may require PTM RSA to purchase the NSR

upon the commencement of commercial production for $1,400,000 USD. The effective date is defined as the date of the grant of a prospecting permit from the DME.

In November 2002 PTM RSA RSA entered into a Joint Venture Agreement with Africa Wide Mineral Prospecting and Exploration (Pty) Limited ("AW"), a largely HDSA qualified South African mining company (refer to Item 20.2.3), on the Tweespalk and War Springs Properties. The industry standard joint venture will be structured on a 30:70 basis, with Africa Wide having a 30% participating interest and PTM RSA RSA 70%. Subsequently AW made an arrangement to settle the War Springs permit issues by converting their 30% participator interest in War Springs to a 15% carried interest. Taung Platinum Exploration (Pty) Limited will hold a 15% interest also carried to bankable feasibility study.

6.4 Survey

6.4.1 Tweespalk

Tweespalk is registered with the Deeds Office (RSA) under Tweespalk 733, registration division LR, Northern Province and measures 2176,7861 (two thousand one hundred and seventy six comma (point) seven eight six one) hectares. The farm can be located on the Government 1:50,000 Topo-Cadastral Sheet 2328BD Gilead (2nd Ed., 1983) which is published by the Chief Directorate, Surveys and Mapping. The approximate co-ordinates (WGS84) are 28° 54' 00" (E) and 23° 42' 00" (S).

6.4.2 War Springs

War Springs (Oorlogsfontein) is registered with the Deeds Office (RSA) under Oorlogsfontein 45, registration division KS, Northern Province and measures 2,395.9798 (two thousand three hundred and ninety five comma (point) nine seven nine eight) hectares. The farm can be located on the Government 1:50,000 Topo- Cadastral Sheet 2429AA Mokopane (3rd Ed., 2000) which is published by the Chief Directorate, Surveys and Mapping. The approximate co-ordinates (WGS84) are 28° 54' 00" (E) and 23° 42' 00" (S). The western portion of the farm is also found on the Government 1:50,000 Topo-Cadastral Sheet 2428BB Tinmyne (2nd Ed., 1981). The publisher of the plan is as indicated above. Two Survey General Diagrams are also available, reference: LG Nr. A. 2823/57 (1957) and S.G. NO. 1616/94 (1893) that show the farm co-ordinates and portions.

6.5 Location of Mineralised Zones

6.5.1 Tweespalk

The location of the BC contact across the Tweespalk property is shown in Figures 1 and 9. Mineralisation is associated with igneous layering in the lower part of the BC.

6.5.2 War Springs

The location of the BC contact across the War Springs property is shown on Figures 1 and 9. Mineralisation is associated with igneous layering in the lower part of the BC.

6.6 Royalties.

There are at present no royalties due on the properties but government of South Africa has proposed new legislation that would create a 4% Gross Royalty on platinum mining and a 3% Gross Royalty on Gold. This proposed new legislation is covered in Section 20.3.

6.7 Environmental liabilities

There are no known environmental issues on the PTM RSA properties.

Mining and exploration companies in South Africa operate with respect to environmental management regulations in Section 39 of the Minerals Act, 1991; as amended. Each prospecting area or mining site is subject to conditions.

6.7.1 Tweespalk

The required Environmental Management Program (EMP) prepared for PTM RSA by EMPS Services was approved on 16 September 2003. A financial provision of 10,000 ZAR has been lodged with Standard Bank (Guarantee No. TRN M425690).

6.7.2 War Springs

The EMP prepared for PTM RSA by Digby Wells and Associates was approved on 12 November 2003. A financial provision of 10,000 ZAR has been lodged with Standard Bank (Guarantee No. TRN M430395).

6.8 Permits Required

6.8.1 War Springs

The Prospecting Permit and EMP have been lodged with the DME and were approved on 13 January 2004.

7. Accessibility, Climate, Local Resources, Infrastructure and Physiography

7.1 Topography, elevation and vegetation

PTM RSA's properties are located on a central plateau characterized by extensive savannah, with vegetation consisting of grasses and shrubs with few trees.

7.1.1. Tweespalk (See Figure 8)

Site elevation varies between 1003 m in the west and 1067 m in east. The south-eastern corner of the farm is marked by a low hill that is the highest point at 1140 m. The surrounding area is also quite flat with hilly terrain occurring far to the west, beyond the borders of the farm. The main soils are moderate to deep, black and red clay soils, with thin sandy loam soils to the east. The region is classified as Mixed Bushveld. Cultivation of the land has resulted in alien vegetation occurring on site.

Cattle and game farming co-exist as the dominant agricultural land use

7.1.2. War Springs (See Figure 3)

The farm War Springs lies in a flat valley between two mountain ranges. Site elevation increases from 1100 m in the west to 1200 m in the east, with the highest point in the north at 1296 m. The main soils are moderate to deep, black and red clay soils, with reddish-brown sandy loam soils to the north and east. The hilly areas have thin, highly leached red soils in the wetter areas, with exposed rock on the steeper slopes.

The region is classified as Mixed Bushveld. The vegetation varies from a dense, short bushveld to a rather open tree savannah. Due to the fact the site is developed into smallholdings, a number of aliens like bluegums and several garden plants occur.

Cattle and game farming co-exist as the dominant agricultural land use.

7.2 Access

South Africa has a very large well-established mining industry. Equipment and services required for mineral exploration or mining projects are readily available. Infrastructure is well established with abundant well-maintained highways and roads as well as electricity distribution networks and telephone systems.

The Tweespalk and War Springs Properties are easily accessible from Johannesburg by travelling north on the N1 highway.

The Tweespalk property is located approximately 55 kilometres north of the town of Mokopane (Potgietersrus) and 25 kilometres north of Anglo Platinum's Potgietersrust Platinum Mine. The property is easily accessed from Mokopane (Potgietersrus) by travelling north along Regional Road 35, which crosses the property.

The War Springs property is located approximately 5 kilometres south of the town of Mokopane (Potgietersrus) and 17 kilometres south of Anglo Platinum's Potgietersrust Platinum Mine. The N1 highway crosses the property, as well as numerous gravel roads that provide for easy access.

7.3 Climate

The climate is mild throughout the year and can be classified as semi-arid. South Africa has summer from November to April and winter from May to October. In summer the days are hot and generally sunny in the morning, with afternoon showers or thunderstorms. Daytime temperatures can rise to 38ºC (100ºF) and night temperatures drop to around 15ºC (68-77ºF). The afternoons can be humid. In winter, days are dry, sunny and cool to warm, while evening temperatures drop sharply. Daytime temperatures generally reach 20ºC (68ºF) and can drop to as low as 5ºC (41°F) at night.

7.4 Surface rights for mining, power, water and waste disposal areas.

This report details early stage exploration programs. There is nothing to report under this Item.

8. History

The Platreef deposits of the Northern Limb of the Bushveld Complex ("BC") around the town of Mokopane (formerly Potgietersrus), and extending for tens of kilometres both north and south have recently been the focus of renewed prospecting activity. There is one mine, the opencast Potgietersrust Platinum Mine (PPRust), on the Platreef on the Northern Limb of the BC,

The first record of platinum occurrence in the BC was in 1906 when there was a report of assays of chrome ore containing 1.86 g/t Pt. The first discovery was in 1923 when platinum-quartz bodies were found. This led to a prospecting boom, resulting from which 22 500 ounces of platinum were produced from underground workings between 1928 and 1933.

JCI opened another underground mine in the late 1960's but production ceased again in 1971 when they admitted they could not follow thre reef underground. However they continued exploration including by underground development culminating with successful open pit mining operations on Sandsloot.

In October 1999 Canadian company Anooraq Resources Corporation acquired platinum rights on the farms Drenthe, Rietfontein, Witrivier and Dorstland, and began systematic drilling. They were closely followed by Australian Pan Palladium Limited in September 2000, with their acquisition of the northern farms Non Plus Ultra and Luge. Almost a year

later, on 1 June 2001, Caledonia Mining Corporation obtained prospecting rights on the farms Pruissen and Vier en Twintig River. Reminiscent of the original 1925 boom, a flurry of activity on the Platreef began once more. Anooraq and Pan Palladium substantially extended their mineral holdings and initiated prospecting; African Minerals obtained the important Platreef farms of Turfspruit and Macalacaskop and embarked on possibly the largest platinum drilling programme seen in South Africa. (Spicer D)

8.2 Prior Ownership and Previous Owners' Exploration

8.2.1 Exploration History of the Tweespalk Property

Because the Tweespalk property is privately owned records and reports of previous exploration are unknown.

The area has been geologically mapped at a scale of 1:250 000 by the South African Council for Geoscience. Map No. 2328 – Pietersburg that covers the Tweespalk area. This mapping shows the BC footwall contact and the Platreef traversing the Tweespalk property.

8.2.2 Exploration History of the War Springs Property

Because the War Springs property is privately owned, records and reports of previous exploration are unknown. The area has been geologically mapped at a scale of 1:250 000 by the South African Council for Geoscience. Map No. 2428 – Nylstroom covers the War Springs area. This mapping shows the BC and approximately 7km of the platinum bearing Platreef zone traversing the War Springs property.

8.3 Historical Mineral Resource and Reserve estimates

No previous attempt was made to calculate any Resource/Reserve figures for either properties.

9. Geological Setting

9.1. Bushveld Complex Geology

The Bushveld Complex was intruded about 2,060 million years ago into rocks of the Transvaal Supergroup and comprises a basal mafic phase and an upper acid phase, the latter being largely granites. The total estimated extent of the BC is 66,000km. The mafic rocks of the BC host layers rich in PGE's, as well as chromium and vanadium, and constitute the world's largest known repository of these metals .

The mafic rocks, collectively termed the Rustenburg Layered Suite ("RLS") are divided into five zones, from the top downwards the Upper, Main, Critical, Lower and Marginal Zones.

The rock sequence in the northern limb is somewhat different from the remainder of the BC. The Lower and Critical Zones are only developed in the southernmost part of the limb. North of Potgietersrus, the Main Zone rocks progressively transgress over the sedimentary rocks of the Transvaal Supergroup and eventually over Archaean basement granite-gneiss.

9.2. Economic Geology of the Bushveld

The BC contains significant deposits of chrome and vanadium in addition to PGM's. In 2000 South Africa ranked first in the world in in terms of reserves of PGM's, chrome and vanadium. Although PTM RSA's primary exploration target will be PGM's on these properties, the possible occurrence of nickel or copper deposits on these properties will also be kept in mind during the exploration programme. Of smaller importance are possible chromite and vanadium deposits that could be associated with the area. The prime targets

on the properties are the Merensky Reef and the UG2 Chromitite Layer, which contain significant PGM concentrations and produce chromite as a by-product and /or the Platreef that contain significant PGM concentration with nickel, cobalt and copper as by product.

The origin and nature of the Platreef platinum mineralization differs completely from that in the Merensky Reef and UG-2 chromitite layer (Hulbert and Von Gruenewaldt, 1985). Although the rock types within this discordant reef are similar to those encountered in the Upper Critical Zone (Gain and Mostert, 1982), mineralization is considered to have formed in response to contamination of the magma by country rocks (Buchanan et al., 1981)

9.3 Geology of the Tweespalk Property

The area has been geologically mapped at a scale of 1:100,000 by M.J. van der Merwe (1976) and at a scale of 1:250 000 by the South African Council for Geoscience. Map No. 2328 – Pietersburg covers the Tweespalk area. This mapping shows the footwall of the BC including the platinum bearing Platreef horizon traversing the Tweespalk Property for a strike length of approximately 3.5 km. Upper Zone rocks of the BC underlie the western portion of the property, Archaean granites and granitic gneiss underlie the eastern portion of the property. A High Resolution Airborne Magnetic and Radiometric Survey completed by PTM RSA in 2002 confirmed the location of the Platreef host zone. It is expected to dip 25 40 degrees to the west with the dip shallowing with depth to the west.

A strike length of approximately 3.5 km of the Main Magnetite Seam (MMS), which occurs as a mineralised horizon within the Upper Zone rocks, may be another potential target. It is host of significant Vanadium/TiO2 deposits elsewhere in the BC but there is no data available on the vanadium content of the MMS on the Tweespalk Property.

There are small faults, but no significant structure indicated on the property by any of the available mapping or by the geophysical survey.

Drilling by PTM RSA has confirmed a thickening package of the BC to the west consistent with the regional mapping.

9.4 Geology of the War Springs Property

The area has been geologically mapped at a scale of 1:100 000 by M.J. van der Merwe (1978) and at 1:250 000 scale by the South African Council for Geoscience. (Map No. 2428 – Nylstroom, 1999, based on an earlier 1978 map which in turn was based on earlier (1967-75 mapping by vd Merwe). There are differences in detail between the two maps. The 1:100 000 map is preferred. A 5.2 kilometres strike length of BC footwall contact (which is the prospective Platreef host zone) is shown traversing the War Springs property by vd Merwe .

The western side of the property is underlain by the Main Zone of the BC. The eastern side by the footwall to the BC, here comprising shales and quarzites of the Magaliesberg Formation (Transvaal Supergroup). The property occurs in an area where the strike of the BC changes from NNW to N, to SW. This hinge area is marked by a series of northeasterly and southeasterly trending faults. The Platreef is expected to dip westerly at 25 degrees to 35 degrees.

Two limestone/dolomite occurrences are shown on the government geological maps, near the western property boundary, in the immediate BC footwall. These footwall rocks are elsewhere associated with higher grades of Platreef PGE mineralization. There is a possibility of Merensky or UG2 type reef mineralization occurring in Critical Zone of the BC on the western side of the property..

10. Deposit types

Exploration on the northern limb of the BC near Potgietersrust is marginal magmatic Ni-Cu-PGE mineralisation of the "Platreef " type.

10.1 Platreef

The Platreef is a transgressive mineralized zone containing elevated/anomalous Cu-Ni-PGE values. The Platreef is in general represented by a zone of pyroxenite, melanorite, norite and anorthosite, frequently exceeding 100 m in thickness. This zone is highly contaminated by the assimilation of, and reaction with, the footwall rocks, which has resulted in a highly complex suite of rocks and a very special style of mineralization.

The origin and nature of the Platreef platinum mineralization differs completely from that in the Merensky Reef and UG-2 chromitite layer (Hulbert and Von Gruenewaldt, 1985). Although the rock types within this discordant reef are similar to those encountered in the Upper Critical Zone (Gain and Mostert, 1982), mineralization is considered to have formed in response to contamination of the magma by country rocks (Buchanan et al., 1981). Correlations between the Platreef and Merensky Reef based on geochemical characteristics are meaningless (Vermaak et al., 1999). Platreef mineralization seems to occur as soon as it is in contact with soft sediments that are capable of providing a source of sulphur, similar to a reaction-type skarn (Vermaak et al., 1999). Xenoliths of these sediments are often seen within the BC as rafts near the base. Other deposit types in the BC are briefly described in section 20.

11. Mineralization – Northern Limb and PTM RSA Properties (targets)

Exploration targets are planned based on the above model and focus on the basal contact zone of the Bushveld Complex with the various floor rock lithologies. The mineralisation is seen to comprise sulfide blebs and occasionally more massive stringers sporadically developed within feldspathic pyroxenite, pyroxenite, anorthosite, dunite and harzburgite near floor of intrusion into sulfur rich sediments.

12. Exploration

12.1 Tweespalk

Some widely spaced soil sampling was undertaken by contractors prior to PTM RSA assuming management of the property. These 400 metres spaced soil sample grid lines identified areas with anomalous platinum, palladium, nickel and copper values (more than 20 ppb Pt+Pd, more than 50 ppm nickel and more than 100 ppm copper).

Grab rock samples taken from an outcrop close to the BC basal contact returned assays ranging from background to 0.62 g/t platinum, palladium and gold (0.193 g/t Pt, 0.378 Pd, 0.049 g/t Au).

GAP Geophysics were contracted to report on the airborne magnetics and radiometrics. A total of 720 line-km of survey were completed with lines spaced 50 m apart and a mean terrain clearance of 50 m. Magnetic data was collected every 1/10th of a second (approximately every 5 m) and radiometric data collected every second (approximately every 50 m). Interpretation of this data highlighted the BC/basement contact as well as the overlying Upper Zone and Main Zone contacts.

Seven diamond boreholes have been drilled to the end of July 2004 for a total of 2667.97 metres of drilling. Mineralised intersections of these boreholes are presented in this report. (See Figure 8)

A ground-based gravimetric survey was performed by geophysicist BW Green at the beginning of September 2004. This survey comprised 7.2 line kilometers. This survey:

- Determined the transition zone between the basement granitoids and the BC mafic lithologies;
- Determined a prospective zone of possible mineralization in conjunction with the aeromagnetic and soil geochemical data;
- Identified the strike direction and distribution of the mafic rocks on the property;
- Suggested the possible presence of basement perturbations which – enhancing the possibility of finding shallower mineralized zones.

12.2 War Springs

12.2.1 Geophysical data

Aeromagnetic and gravity geophysical surveys were performed and reports received during the period from June to October 2004 (See Figure 6). Aeromagnetic data was gathered over 130km^2 area covering the farms War Springs, Rooipoort and the northern sector of Grass Valley. This was interpreted by Gap Geophysics on behalf of PTM RSA during June 2004 (Figure 12). The aims of this exercise were as follows:

- To Map the Bushveld Complex floor contact onto the Transvaal Supergroup as a potential Platreef locale;
- To Map layering in the BC rocks and indicates an approximately 500m wide belt of interpreted Critical Zone, potentially sites for Merensky/UG2 style mineralisation.;
- To Map structural/floor features that may have allowed for secondary enhancement of primary mineralization.

12.2.2 Soil Geochem (See Figure 5)

Four widely spaced reconnaissance soil lines were sampled across the strike of the Bushveld lithologies in an east-west direction and over the magnetic anomaly. Sampling lines were located on access roads. Sampling intervals were 30m apart. The sampling procedure is documented and described in a separate report on the soil sampling exercise performed on Oorlogsfontein and is held as a separate in-house document.

13. Drilling

13.1 Tweespalk (See Figure 8)

On October 4th, 2003 the Company announced it was initiating a drilling program on the Tweespalk platinum project in the northern limb of the Bushveld Complex, South Africa.. The initial phase of drilling was completed at the end of July 2004 and no further drilling was completed on the property after that date. The following table outlines the drilling completed at Tweespalk.

Table 4 – Tweespalk Drilling

BOREHOLE	DATES		METRES		COLLAR COORDINATES				
No	Start	End	From	To	X	Y	Z	Dip	Samples
TW1	14-Oct-03	26-Nov-03	0.00	702.60	28.8930	-23.70325	1042	90	880
TW2	02-Dec-03	13-Arp-04	0.00	307.54	28.8973	-23.69666	1046	90	351
TW3	08-Jan-04	15-Apr-04	0.00	333.37	28.8970	-23.70342	1044	90	436
TW4	19-Apr-04	24-May-04	0.00	470.08	28.8972	-23.70002	1035	90	594
TW5	26-Apr-04	21-May-04	0.00	551.23	28.8956	-23.70001	1033	90	650
TW6	19-Jun-04	15-Jul-04	0.00	257.00	28.8988	-23.70002	1042	90	267
TW7	17-Jul-04	27-Jul-04	0.00	46.15	28.8997	-23.69997	1040	90	*-
			TOTAL	2667.97					3178

- Drill hole TW-7 was drilled into basement granite to pin the contact position with the BC rocks for magnetic and geological interpretation along strike and was not sampled.
- All holes were drilled vertically.

Table 5: Tweespalk Mineralised Intersections

TWEESPALK DETAIL MINERALIZED INTERSECTIONS										
BHID	**Top of Intercept (m)**	**Length (m)**	**Reef**	**Pt (g/t)**	**Pd (g/t)**	**Au (g/t)**	**2PGE +Au (g/t)**	**Ni (%)**	**Cu (%)**	**Cu+Ni (%)**
TW-1	542.37	6.07	PI	0.10	0.28	0.03	0.41	0.080	0.002	0.045
TW-1	551.88	5.31	PI	0.04	0.16	0.16	0.36	0.004	0.020	0.024
TW-1	642.80	6.68	PI	1.01	1.80	0.08	2.90	0.004	0.027	0.019
TW-1	652.93	4.02	PI	0.15	0.17	0.02	0.34	0.027	0.006	0.008
TW-1	666.95	3.09	PI	0.48	1.50	0.09	2.07	0.049	0.047	0.015
TW-1	678.08	9.47	PI	0.17	0.30	0.05	0.53	0.019	0.024	0.052
TW-2	159.50	6.22	PI	0.10	0.19	0.03	0.31	0.039	0.048	0.049
TW-3	No mineralisation									
TW-4	No mineralisation									
TW-5	No mineralisation									
TW-6	No mineralisation									
TW-7	No mineralisation									

PI – Possible Platreef Correlate?

Detailed sampling is reported in Appendix II

A selective cut of 3.85m at a depth of 645.90m yield a value of 5.19g/t 2PGE+Au.

13.3 War Springs Exploration Drilling (See Figure7)

Drilling concentrated on geophysical and geochemical anomalies in the northeastern part of War Springs. The target area was the interface between the BC and the sediments of the Transvaal Supergroup. The table below lists the drilling information for the boreholes drilled up to the end of October 2004 on War Springs :

Table 6: War Springs Drilling

BOREHOLE	DATES		METRES		COLLAR COORDINATES				
No	Start	End	From	To		Y	Z	Dip	Samples
ORL1	12-Jun-04	11-Nov-04	0	705.59	29.04440	-24.22076	1157	60	708
ORL2	29-Jul-04	06-Aug-04	0	232.95	29.04689	-24.22194	1152	45	245
ORL3	07-Aug-04	17-Aug-04	0	472.91	29.04699	-24.21689	1152	45	653
ORL4	18-Aug-04	08-Sep-04	0	676.00	29.04917	-24.21284	1152	45	648
ORL5	22-Aug-04	16-Sep-04	0	646.48	29.05045	-24.20857	1167	45	745
ORL6	09-Sep-04	20-Sep-04	0	378.11	29.05076	-24.21604	1159	45	418
ORL7	21-Sep-04	07-Oct-04	0	304.50	29.05353	-24.20971	1161	45	310
ORL8	22-Sep-04	04-Oct-04	0	437.75	29.04790	-24.21905	1157	45	443
ORL9	06-Oct-04	19-Oct-04	0	427.50	29.05184	-24.21181	1161	45	453
ORL10	09-Nov-04	07-Jan-05	0	451.07	29.04878	-24.21768	1127	45	451
		TOTAL		4732.86					5074

The deflection variation with respect to the angle of the borehole and number of samples taken per borehole is shown in the table below:

Table 7: War Springs Mineralised Intersections

WAR SPRINGS DETAIL MINERALIZED INTERSECTIONS										
BHID	Top of Intercept (m)	Length (m)	Reef	Pt (g/t)	Pd (g/t)	Au (g/t)	2PGE+Au (g/t)	Cu (%)	Ni (%)	Cu+Ni (%)
ORL-1	64	5	C	0.12	0.55	0.03	0.7	0.013	0.032	0.046
			B	No significant value intersected						
	600	10	A	0.33	0.74	0.09	1.16	0.229	0.283	0.512
ORL-2			C	Not intersected						
			B	No significant value intersected -faulted						
			A	Stopped short						
ORL-3	69	7	C	0.37	1.85	0.14	2.35	0.099	0.128	0.227
	326	5	B	0.52	1.03	0.16	1.71	0.299	0.379	0.68
			A	Stopped short –drilling problem						
ORL-4	70	4	C	0.24	2.25	0.26	2.76	0.126	0.133	0.258
	390	9	B	0.56	1.26	0.18	1.99	0.356	0.393	0.749
			A	Assays pending						
ORL-5	90	12	C	0.14	0.58	0.04	0.77	0.025	0.035	0.06
	377	4	B	0.16	0.38	0.06	0.60	0.145	0.177	0.322
	596	5	A	0.40	0.45	0.12	0.97	0.057	0.111	0.168
ORL-6			C	Not Targeted						
	42	8	B	0.17	0.39	0.07	0.63	0.180	0.190	0.370
	305	2	A	0.26	0.51	0.04	0.80	0.070	0.130	0.200
ORL-7			C	Not Targeted						
			B	ND	ND	ND	ND	ND	ND	ND
			A	ND	ND	ND	ND	ND	ND	ND
ORL-8			C	Not Targeted						
			B	ND	ND	ND	ND	ND	ND	ND
			A	ND	ND	ND	ND	ND	ND	ND
ORL-9			C	Not Targeted						
	101	10	B	0.19	0.35	0.05	0.59	0.13	0.15	0.28
			A	ND	ND	ND	ND	ND	ND	ND
ORL-10			C	Awaiting Sampling						
			B							
			A							

ND=Not Developed or not Intersected

Detailed sampling is reported in Appendix III

14. Sampling Method and Approach

Sampling and assay quality control procedures on all projects have been set up by Consulting Geochemist, Dr. Barry Smee (P.Eng) . These are documented in company manuals and key points are summarised below.

14.1 Soil Sampling

- Soil surveys are carried out using PTM RSA approved equipment with known trace metal content to reduce or at least allow quantification of possible contaminates during the sampling program. This includes standardised breaking bars, shovels, plastic and paper bags and marking pens and two part sample tag books.

- Soil samples are collected in paper (Kraft) bags. These bags are specifically constructed to be the proper size for a standard soil sample and they allow the samples to dry without being removed from the bag and exposed to contamination or tampering.

- Quality Control procedures for the program includes insertion of QC samples into the sequential sample stream at the rate of one blank in every fifteen samples, one duplicate in every fifteen samples and one standard in every fifteen samples. The appropriate tags in the sequential book are pre marked blank, standard or duplicate to assist the field staff.

  The sampling grid is laid out using a GPS for base stations and then by using a tape and compass for greater accuracy while measuring the grid. Samples are taken from a hole in the range of 25-40 cm deep, depending on the nature of the soils encountered. The sides of the hole are cleaned to allow recognition of the soil horizons and the sample is taken preferentially from the side of the hole from the B horizon which typically has the best concentration of base and precious metals . Gravel, and organic material is removed using a small field sieve and discarded.

- Sample data is transcibed daily into the PTM RSA Excel spreadsheet for the project.

14.2 Core Sampling

- PTM RSA use a three tag book (one for the book, one for the core tray and one for the sample bag) to prevent sample mixing.

- Core is marked by the geologist using company standard crayon pencils to avoid possible contamination.

- Core is split using a diamond saw. The left half is sealed in sample bags and the right half returned to the box

- During the sample layout process the project geologist inserts into the sequential sample stream one blank in every fifteen samples, one duplicate in every fifteen samples and one standard in every fifteen samples. These are recorded in the hand written log along with the blank used, sample duplicated and standard used

15. Sample Preparation, Analyses and Security

15.1 Security – Chain of custody

- Samples are subject to a chain of custody which is tracked at all times. Samples are not removed from their secured storage location without a chain of custody form

being completed to track the movement of the samples and persons responsible for the security of the samples during the movement. Ultimate responsibility for the safe and timely delivery of the samples to the chosen analytical facility rests with the Project Geologist and samples are not transported in any manner without his written permission.

- When samples are prepared for shipment to the analytical facility the following steps are followed:
    1. Samples are sequenced within their secure storage area and the sample sequences examined to determine if any samples are out of order or missing.
    2. The sample sequences and numbers shipped are recorded both on the chain of custody form and on the analytical request form.
    3. The samples are then placed, in sequential order, into securable shipping containers. (the numbers of the samples enclosed on the outside of the container with, the shipment, waybill or order number and the number of containers included in the shipment (ie J88899 – J88999, OR04-2, Box 1 of 12).
    4. The Chain of Custody form and analytical request sheet are completed, signed and dated by the Project Geologist before the samples are removed from secured storage – a copy of the analytical request form and Chain of Custody kept on site by the Project Geologist.
    5. Once the above is completed and the sample shipping containers sealed the samples may be removed from the secured area The method by which the sample shipment containers have been secured must be recorded on the Chain of Custody so that the recipient can inspect for tampering of the shipment.

- During the transportation process between the project site and analytical facility the samples are inspected and signed for by each individual or company handling the samples. It is the mandate of both the Supervising and Project Geologist to insure safe transportation of the samples to the analytical facility and to insure that the samples are, if necessary, outside the custody of PTM RSA contractors or personnel for as little time as possible. Under ideal conditions the samples are transported to the analytical facility by personnel employed by PTM RSA. In all cases the original chain of custody letter accompanies the samples to their final destination.

- The Supervising Geologist checks and signs for that the chosen analytical facility is aware of PTM RSA's requirement that it sign for and inspection for evidence of possible contamination or tampering each and every sample shipment it receives from the company. A photocopy of the chain of custody letter, signed and dated by an official of the analytical facility is be faxed to PTM RSA's offices in Johannesburg upon receipt by the analytical facility and the original signed letter is be returned to PTM RSA along with the signed analytical certificate.

- If the analytical facility suspects the sample shipment has been tampered with they have instructions to contact the Supervising Geologist immediately who will make arrangements to have someone in the employ of PTM RSA examine the sample shipment and confirm it's integrity prior to the initiation of the analytical process.

- If upon inspection, the Supervising Geologist has any concerns whatsoever that the sample shipment may have been tampered with or otherwise compromised he/she immediately notifies PTM RSA and PTM RSA Management of his/her concerns in writing and decide with the input of management how to proceed. In most cases analysis may still be completed although the data must be treated, until proven otherwise, as suspect and is not suitable as the basis for a outside release until it's validity is proven via additional sampling, QC checks and microscopic examination confirms the validity of the results.

- Should evidence or suspicions of tampering/contamination be uncovered PTM RSA will immediately commences a complete security review of it's operating procedures

to be conducted by an independent third party with the report to be delivered directly and solely to the directors of PTM RSA for their consideration and drafting of an action plan. All in-country exploration activities will be immediately suspended until this review is complete and has been reviewed by the directors of the company and acted upon.

15.2 Sample Preparation

Sample preparation is done by the Setpoint facility at Mokopane. Samples are received, verified, checked for moisture and dried (if necessary). The samples are then weighed and results reported. The samples are then crushed by a Jaw Crusher after which they are split by either Roller Splitting or Riffler Splitting. Then the samples are milled to 90% < 75 μm, per 2 kg unit, utilising an LM5 pulverisor. The samples are then bagged and dispatched back to the client.

15.3 Analysis

Samples were analyzed for Au (ppb), Pt (ppb) and Pd (ppb) by standard 25g Lead fire assay with an ICP-MS (Inductively Coupled Plasma Mass Spectrometry) finish and for base metal elements by multi (four) acid digestion in Teflon test tubes and AAS (Flame Atomic Absorption Spectrometry) for Cu (1ppm), Ni (2ppm), Co (1ppm) and Cr (5ppm). The samples were assayed at Genalysis Laboratories Services Pty Ltd in Perth Australia or Anglo Research Laboratories.

16. Data Verification

PTM RSA employs a rigorous quality control program which includes insertion of blanks, duplicates and certified reference materials in the assay stream once in every 24 or fewer samples. This is in addition to internal quality control measures undertaken by the contracted analytical facilities:

16.1 Data QC Method

- Blanks – The insertion of blanks provides an important check on the lab practices and the baseline calibration of lab instrumentation. Blanks consist of one half or one quarter drill core collected from a known interval devoid of Pt, Pd, Cu, Ni mineralization. Typically this will be a basement or cover lithology previously tested. The blank being used is always noted to track it's behaviour and trace metal content (i.e. Tweespalk TW-04-1 granite). Typically the first blank is sample number five in a given hole

- Duplicates – The insertion of duplicates tracks the reproducibility of sample results. Typically quartered core is submitted for both samples. The two samples receive sequential numbers. Notation is made in the log as to which sample is being duplicated. Typically the first sample duplicated is sample number ten in a given hole.

- Standards – Certified reference standards are inserted to check the accuracy of the analytical results. Generally the standards are inserted in place of the fifteenth sample in the sample sequence. The standard used is recorded in the drill log but there is never any obvious indication to the lab of which standard has been inserted. Standards are supplied by the company and as they are the sole method of track the accuracy of the analytical data they are be stored in sealed containers and considerable care is be taken to insure they are not contaminated in any manner (ie stored in dusty environment, placed in less than pristine sample bag, sprayed by core saw, etc.).

- Monitoring the quality control of the analytical data is the responsibility of the Supervising Geologist.

The quality control measures implemented by PTM RSA (Pty) Ltd adhere to Canadian Securities Regulation NI 43-101. CND PGMS Certified Reference Material is used for the standards. Geological blanks and field duplicate samples are also inserted at regular intervals into the sampling stream (every 5th sample is either a standard, blank or duplicate). In addition to this, the sample preparation facility routinely inserts Preparation Duplicate Samples (usually 1 in 40 samples) as well as Pulp Duplicate Samples (between 1 in 5 to 1 in 20 samples). Furthermore, a Chain of Custody form is completed for each batch submitted to the laboratory.

16.2 Quality Control

All sample data including depth, borehole, sample type, sample number, batch number laboratories and the assay results are stored in an Excel Spreadsheet from which the QC graphs are generated.

Two Standard Deviation Graphs plotted for the different CDN PGMS standards utilized during the project are presented at the back of this report. The actual sample results are plotted against the round-robin results that form part of the CDN PGMS Standard. Sample points that plot outside of the 2SD lines are failed be re-assayed including the standards and field samples on either side of the failed sample

16.2.1 Tweespalk (See Appendix IV)

Quality Control and Quality Analysis

Two Standard Deviation Graphs plotted for the different CDN PGMS standards utilized during the project are presented at the back of this report. Sample points that plot outside of the 2SD lines are failed and will be re-assayed including the standards and field samples on either side of the failed sample (as prescribed by the PTM RSA sampling manual).

Assay data received for the Tweespalk boreholes utilized CDN PGMS-2, CDN PGMS-3, CDN PGMS-4 and CDN PGMS-5 standards. The graphs indicate two samples (S3431 and S3830) falling outside of the 2SD lines on the Au-Pt and Pd plots for CND PGMS-4. All data for other standards plotted within the 2SD limits. These graphs include assay results from boreholes TW-1 to TW-6. No samples were taken from TW-7 which only intersected basement granites.

16.2.2 War Springs (See Appendix V)

Quality Control and Quality Analysis

Two Standard Deviation Graphs (indicated by the blue lines) plotted for the different CDN PGMS standards utilized during the project are presented at the back of this report. Standard sample points that plot outside of the 2SD lines are failed and that furnace load will be re-assayed (including the standards and field samples on either side of the failed sample). Assay data received so far for the War Springs boreholes utilized CDN PGMS-2 and CDN PGMS-3 standards. The graphs indicate a single sample (X2125) falling outside of the 2SD lines on the Cu-plot for CND PGMS-2. All data for CDN PGMS-3 plotted within the 2SD limits. These graphs include assay results from boreholes ORL-1, ORL-2, ORL-3, ORL-4 and ORL-5.

16.3 QAQC Failures to date

16.3.1 War Springs

Table 8: War Springs Failed Standards

Std Make	BHID	Sample Nr	Cu	Pt	Pd	Au
CDN PGMS-2	ORL3	X2125	12364	-	-	-
CDN PGMS-3	ORL3	X2248	-	0.183	-	-
CDN PGMS-3	ORL3	X2328	-	-	-	0.453
CDN PGMS-3	ORL4	F4006	-	-	-	0.444
CDN PGMS-3	ORL4	D2380	-	-	-	0.407
CDN PGMS-4	ORL1	D2979	-	0.012	0.005	0.002
CDN PGMS-5	ORL1	C2235	-	-	5.305	-

These pulps have been re-submitted to Genalysis for re-assay, and results are pending.

16.3.2 Tweespalk

Table 9 : Tweespalk Failed Standards

Std Make	BHID	Sample Nr	Cu	Pt	Pd	Au
CDN PGMS-4	TW1	S3431	-	0.890	4.440	2.210
CDN PGMS-3	TW3	T3347	-	0.100	-	0.260
CDN PGMS-3	TW3	T3380	-	0.420	-	0.070
CDN PGMS-4	TW3	S3830	-	0.810	4.230	2.020
CDN PGMS-2	TW4	T3980	-	0.230	-	0.110
CDN PGMS-2	TW4	T3995	-	0.200	-	0.090

These pulps have been re-submitted to Genalysis for re-assay, and results are pending.

17. Adjacent Properties

17.1 Platinum Mines and Projects on the Northern Bushveld

Surface and underground exploration has been undertaken intermittently on the Northern Limb since 1925. Small-scale surface and underground mining took place on the much mineralised portion stretching for 30 km to the north of Potgietersrus. After the initial discovery rush a treatment plant was erected but activity ceased after a slump in the platinum market in 1930.

The Platreef, which was not well understood, was relatively ignored during the rapid expansion of the industry that took place in the Rustenburg area in the mid-1960's. Some exploration however took place. Chrome Corporation, Rand Mines, Mining Corporation and Rustenburg Platinum Mines are all recorded as having undertaken exploration on the Northern Limb between 1969 and 1981. A poor understanding of the Platreef hindered work

and it seems likely the true Platreef was either not drilled or not identified and therefore the drilling failed to properly evaluate the potential of the properties.

In 1976 JCI Limited operating through Rustenburg Platinum Mines (RPM) commenced drilling along much of the strike length of the Platreef, starting a full feasibility study on what became PPRust Mine in 1979. The initial evaluation indicated an opencast orebody of 59.8 million tonnes containing 3.64 g/t PGM, 0.13% Cu and 0.24% Ni. RPM and Lebowa Platinum became a part of the Anglo Platinum group (Anglo American Corporation). The increase in platinum prices in the 1990's and the success of PPRust led to a second mineral rights scramble led by junior companies, often in JV's with the original mineral rights owners (Anglo Platinum, Impala, Randgold) who were generally prioritising their exploration expenditure elsewhere to protect their rights on more valuable properties.

Mineral rights over the entire strike length of the outcrop of the Platreef in the Northern Limb of the BC have all been taken up and exploration licences issued or applied for. Anglo Platinum is currently opencast mining Platreef at their PPRust operation. Pan Palladium (PPD), Anooraq, African Minerals (AML), Southern Era, Falconbridge, Caledonia, Thabex as well as PTM RSA are currently undertaking exploration on the Platreef for nickel as well as platinum group metals.

17.1.1 Anglo Platinum (Annual Report 2004)

Anglo Platinum operates the Potgeitersrust Platinum Limited (PPRust) mine exploiting the Platreef in the Northern Limb. The decision to open the opencast mine was made in September 1990 after feasibility and review period that lasted from 1979. Production commenced in 1993 at a rate of 200 000 tonnes per month. In the original press release announcing mining the grades were quoted at 8.5 g/t 4E plus 0.37% Ni and 0.2% Cu over a width of 4 metres at a dip between 50° and 55 °. Proved mineral reserves quoted in 2002 totalled 45.4 million tonnes of Platreef at a grade of 3.29 g/t 4E (Pt, Pd, Rh plus Au) with probable mineral reserves of 286.71 million tonnes of Platreef at a grade of 2.57 g/t 4E.

Production in 2002 from 39 672 000 tonnes mined totalled 165 300 oz of platinum, 159 000 oz of palladium, 12 100 oz of rhodium, 17 100 oz of gold, 3 400 tonnes of nickel and 1 900 tonnes of copper.

The geology of the main area being exploited by PPRust shows that the Platreef extends over 18.2 km's with an average dip of 43 degrees towards the SW. The Platreef has been subdivided stratigraphically on texture and mineralogy into the lower A Reef, B Reef and C Reef (White, 1994). All the mineralised rocks contain varying amounts of either large, predominantly dolomitic xenoliths or masses of small metasedimentary inclusions. Areas of rich mineralization occur as elongate pods along strike.

The original pit on Sandsloot is being mined is by opencast methods. Further pits are planned at Overysel, Zwartfontein and Tweefontein. In 1998 the stripping ratio was 5.52:1. A cut off grade of 2.5 g/t 4E is applied. The original Platreef thickness in the area was given as 4 metres, however Vermaak and van der Merwe (1999) quoted thickness and grades calculated from published drilling per farm as follows (from north to south):

Platreef characteristics at PPRust:

FARM	Strike (m)	Dip	Thickness (m)	Grade (4E)
Overyzyl	5000	40	64.51	3.59
Zwartfontein	4000	47	53.60	3.66
Vaalkop	3900	45	16.40	7.47
Tweefontein	8900	47	9.00	5.45

17.1.2 African Minerals Ltd. - (Macalacaskop and Turfspruit Farms)

African Minerals control a strike length of seven kilometres of prospective Platreef on the farms Turfspruit, Macalacaskop and Rietfontein (the later in JV with Anooraq), situated to the north of the War Springs property (Figures 5 and 6). Exploration by African Minerals commenced after the issue of prospecting permits in February 2000. Few details of African Minerals have been made available in press releases and interviews. It is a private company controlled by mine promoter Robert Friedland. Assets include properties in Congo and Zambia but the primary "asset" is the platinum, palladium and nickel exploration programme being undertaken on the previously mentioned farms on Northern Limb of the BC. Much of the funding for African Minerals has come from institutional investors; the share price in the last financing implies a market value for the private company of $360 million (according to Vancouver based mining analyst Lawrence Rolston). The company is understood to be seeking a listing, probably in Toronto (Mineweb 2003/08/02).

The most recent and detailed information is from an interview given by Technical Administration vice-president Mark Whitehead to Engineering News/Mining Weekly (17 October 2003).

According to Whitehead African Minerals had drilled 174 000m, or 514 holes, by August 2003.

At the time of the interview the Whitehead said the company had spent R150 million on exploration and socio-economic projects in the region. During this time it had delineated a mineral deposit measuring 450 m in thickness, containing nickel, copper, platinum, palladium, gold, silver and cobalt. This is much thicker than found elsewhere, and is unusual it that it does not have the high chrome content that has hampered smelters fed by mines on the eastern and western limb of the Bushveld complex.

Whitehead reported that the company is examining the potential of creating a 40 000 t/d open pit operation initially, which would develop into a 125 000 t/d operation eventually. The life of mine for the entire operation would be 20 years.

17.1.7 Caledonia Mining Corporation Ltd (Annual Report 2004)

Caledonia's 96% subsidiary Eersterling Gold Mining Company Limited acquired the rights in 2002 to explore and develop the mineral rights on the farm Rooipoort 46 KS from Anglo Platinum Mining Services (Figures 5 and 6). Rooipoort is to the south of and adjacent to Oorlogsfontein and approximately 8 kilometres east of Mokopane. The property contains 6 km strike of previously unexplored BC rocks.

High-resolution airborne geophysics and down dip drilling were completed on the adjoining farms by Anglo Platinum/JCI and Falconbridge during the 1970's. Caledonia commenced a 15 hole-drilling programme on Rooipoort to test the stratigraphy on 15 September 2003. "Merensky"-like platinum mineralization has been reported but assay results have not yet been released.

17.4 Validation Statement

The information in this section (Section 17) has been obtained from scientific literature, press releases and websites. It is all public domain information. The author has been unable to verify the information and it is not necessarily indicative of the mineralization on the properties that are the subject of this technical report.

18. Not Relevant as no metallurgical work has been done on the project areas.

19. No previous estimates of Resource/Reserve figures.

20. Other Relevant Data and Information

20.1 Mineral Laws of the Republic of South Africa

The Republic of South Africa is currently revising its mineral laws and legislation. The new legislation was brought into effect in May 2004. The effect on the South African minerals industry and especially for the exploration sector, particularly to minerals ownership and mining title is profound. These changes have the effect of bringing mineral rights ownership more in line with international norms. They require detailed explanation. The primary objective of the reforms has been to convert the ownership of mineral rights to the State. Exploration in South Africa has been hugely hamstrung by an archaic system of private mineral rights ownership, where the ownership of the mineral rights could be separated from the ownership to the surface rights. This has allowed the sterilisation of ground by subdivisions, separations and retention of mineral rights in perpetuity by mining companies. These reforms also have the objective of expanding the opportunities for the historically disadvantaged peoples of South Africa and aims to allow them to acquire a direct benefit from the exploitation of the nation's mineral resources.

The Mine Health and Safety Act of 1996 provide for protection of the health and safety of employees and other persons employed on mining operations. These Acts are administered by the Department of Minerals and Energy (DME).

20.2 The Minerals Act of 1991

The main legislation currently pertaining to the mineral industry as far as the licensing of prospecting and mining activities is concerned is the Minerals Act No 50 of 1991.

This Act seeks to ensure that the State fulfils its responsibility towards the community in respect of the mineral industry, namely to regulate the prospecting and mining for minerals; and to regulate the orderly utilization and the rehabilitation of the surface of land during and after prospecting and mining operations. It also seeks to ensure security of tenure for mineral investors. In order for a mining company to conduct mineral exploration in South Africa the following are required:

• Ownership of the mineral rights, or alternatively, a prospecting contract or a mineral lease agreement concluded with the holder of the mineral rights. The prospecting contract or mineral lease agreement and the prospecting permit or mining authorisation are regarded by the mining industry as "rights" based on property law and the fact that it cannot be changed unilaterally is of significant importance to the mining industry as risk capital is involved.

• A prospecting permit, which is a "licence" to conduct prospecting and general exploration, or a mining authorisation, which is a "licence" to mine the deposit, both of which are issued by the DME

• An Environmental Management Programme (EMP) which must also be approved by the DME. The EMP spells out the obligation of the prospector or exploiter with respect to the environment and it recognises the fact that the management of the environment does not remain static during prospecting or mining operations, but that these operations need to be assessed on an ongoing basis in order to limit any damage to the environment which may be caused by prospecting or mining operations. The filing of an EMP is generally done at the same time as the filing of the application for a Prospecting Permit. No activities may commence before approval of the EMP, even if a permit or authorisation has been issued.

20.2 The Mineral and Petroleum Resources Development Act of 2002

20.2.1 Vision Statement by South African Government

"All the actions and commitments set out below are in the pursuit of a shared vision of a globally competitive mining industry that draws on the human and financial resources of all South Africa's

people and offers real benefits to all South Africans. The goal of the empowerment charter is to create an industry that will proudly reflect the promise of a non-racial South Africa."

20.2.2 Objectives of the New Legislation

- Promote equitable access to the nation's mineral resources to all the people of South Africa;
- Substantially and meaningfully expand opportunities for Historically Disadvantaged South Africans (HDSA), including women, to enter the mining and minerals industry and to benefit from the exploitation of the nation's mineral resources;
- Utilise the existing skills base for the empowerment of HDSA's;
- Expand the skills base of HDSA's in order to serve the community;
- Promote employment and advance the social and economic welfare of mining communities and the major labour sending areas; and
- Promote beneficiation of South Africa's mineral commodities.

20.2.3 Highlights of Mineral and Petroleum Resources Development Act

- The new law transfers mineral rights from private to state custodianship and provides for an as yet unspecified royalty on mining operations;
- To achieve 15 percent HDSA ownership of the mining industry assets in 5 years and 26 percent HDSA ownership in 10 years;
- Companies must undertake to report on an annual basis their progress towards achieving their commitments;
- Mining companies must apply to transfer old order rights into new order mining rights, a process through which government will identify opportunities for HDSA companies. The Act obliges mining companies to apply for the conversion of their mining licences in five years; exploration permits have two years.
- A scoreboard approach will be introduced to help government evaluate new license applications (refer to Item 20.2.4);
- Companies undertake to offer every employee the opportunity to become functionally literate and numerate by the year 2005;
- Companies agree to spell out their plans for employment equity at the management level. The stakeholders aspire to a baseline of 40 percent HDSA participation in management within 5 years;
- Stakeholders undertake to give HDSAs a preferred supplier status, where possible, in all three levels of procurement: capital goods, services and consumables;
- Mining companies agree to identify their current levels of beneficiation and indicate to what extent they can grow the baseline level of beneficiation;
- The industry agrees to assist HDSA companies in securing finance to fund participation in an amount of R100 billion within the first 5-years.
- Mining and exploration companies must be financially and technically competent.

20.2.4 The Mining Charter Scorecard

The scorecard is a mechanism that will be used to assess goals and progress on implementing transformation of the mining sector. This is designed to bring more flexibility in achieving the overall goals of the legislation. Under this new proposal, the details of which have not yet been finalized, mining companies can get credit for non- equity investments such as procurement, employment equity, training, beneficiation and worker saving plans. This means that control percentages do not necessarily need to be measured in terms of equity stakes alone.

20.2.5 Mineral and Petroleum Royalty Bill

Another bill that was scheduled to be to be passed in 2003 was the Mineral and Petroleum Royalty Bill, also referred to as the "Money Bill". This was to include details such as what the royalty levels will be and whether a royalty would be levied against existing mining

companies immediately or at some later date. It is currently subject to debate between the DME, the Department of Finance and Industry. The Royalty Bill is expected to be passed during 2005, but will only come into effect in 2009 to 2010.

20.2.6 Other Significant Legislation

Other significant South African legislation pertaining to mining is the Geoscience Act No 100 of 1993 that established a Council for Geoscience. The Councils purpose will be to which would provide for the promotion of research and the extension of knowledge in the field of geoscience. The Council for Geoscience (CGS) is one of the National Science Councils of South Africa and is the legal successor of the Geological Survey of South Africa, which was formed in 1912 by the amalgamation of 3 former Surveys.

The South African Council for Natural Scientific Professions was established by the Natural Scientific Professions Act, 1993 (Act 106 of 1993). Geologists registered by SACNASP can be considered as a "qualified person" under National Instrument 43-101.

20.3 Other Legal Issues

No material outstanding legal matters were brought to the author's attention with respect to the PTM RSA exploration properties covered in this report other than as reported elsewhere.

21. Interpretation and Conclusions

The BC is the world's largest layered mafic-ultramafic intrusive body and contains three main PGM rich reefs or horizons, the Merensky and UG2 Reefs and the Platreef..

The Merensky and UG2 PGE reefs represent thin disseminated sulphide concentrations associated with cyclic layering in a complex cumulate sequence (Barnes 1999) and show remarkable continuity along strike and to depth. The vast majority of the production from these reefs is by underground mining from the Western and Eastern Sectors of the BC.

The Platreef represents a different form of mineralization (marginal Ni-Cu-PGE mineralization) unique to the Northern Lobe of the Bushveld. It possibly represents a zone where the stratigraphic position of the Merensky Reef onlaps onto the intrusion floor (Barnes 1999). The Platreef is a vast resource of open pittable material and represents a significant component (about a third) of the current published Bushveld resource.

Thick strataform disseminated sulphide concentrations, such as in the Uitkomst Complex, the Great Dyke and elsewhere; may represent additional exploration targets within the BC.

Drilling by PTM RSA confirms previous mapping indicates that PTM RSA's properties are underlain by favourable geology. Recent exploration success adjoining or nearby PTM RSA's War Springs and Tweespalk Properties indicate that all these properties have significant potential to host PGM deposits of the "Platreef style" of mineralsation.

Further Exploration drilling programs to confirm the favourable geology and location and extend of the platinum-bearing reefs and defined mineral resources on the properties are warranted.

21.1 Tweespalk Property

21.1.1 Geophysics

Previous geophysical data comprising the the total magnetic field images and radiometric data clearly delineated the Bushveld stratigraphy and structural features. A magnetic anomaly striking almost north-south across the property shows a very strong onlap onto the eastern basement lithologies.

The gravity survey completed in 2004 showed the base and the strike of the BC and basement perturbations that might enhance the possibility for shallower mineralization. The gravity survey also showed an anomaly coincident with aeromagnetic and soil geochemistry anomalies and a gravity high anomaly west of the area which was covered by the drilling.

The drilling information received from boreholes TW-1 to TW-7 indicates a improvement in grade towards the west. The best grade intersections were found in TW-1 drilled west of the other boreholes within the deeper/thicker portion of the BC

21.1.2 Drilling

Platreef PGM mineralised horizon is the primary exploration target on the property. Drilling of seven boreholes by PTM RSA intersected PGM mineralization, the best being 4.4g/t 2PGE+Au over 4m near the base of the BC in TW1. These grades were not repeated in drilling 750m to the east.

The drilling also intersected also identifiable and correlatable layered units within the BC.

21.1.3 Interpretation

The gravity anomalies determined seem to collaborate a thicker accumulate of Main Zone rocks which is almost parallel with the magnetic anomaly, indicating a thickening to the west. The hinge line is at the point where TW1 was drilled and runs in a north/south direction.

Further work is warranted on the property taking into consideration the TW1 intersection of 4.4g/t 2PGE +Au over 4m.

21.2 War Springs Property

21.2.1 Soil Geochemistry

Plots of soil geochemical data show significant Cu, Ni, Pd, Pt, S and Cr soil anomalies that may indicate mineralization on the contact between the Critical Zone and the Main Zone of the BC. A Cr soil anomaly occurring further to the east is interpreted to indicate Critical Zone BC which lies on the contact of the Transvaal Supergroup sediments.

The soil anomalies are consistent with the contact-related and upper zones of mineralization encountered thus far in ORL-1 to ORL-10.

Some of the soil sampling prior to June 2004 was done by contractors and the data quality cannot be verified.

21.2.2 Geophysics

Aeromagnetic data over a 130km^2 area covering the farms War Springs, Rooipoort and the northern sector of Grass Valley, was interpreted by Gap Geophysics on behalf of PTM RSA during June 2004 (Figure 12). The survey methodology and data processing techniques are discussed and are recorded in an in-house report submitted to PTM RSA by Gap Geophysics (June 2004). The survey included 50 metre low level detailed magnetics.

Results of the Gap geophysics interpretations are:

- Confident mapping of the N to NNE striking Bushveld floor contact from northern Grasvalley to north of Oorlogsfontein;
- The banding seen on the magnetics correlates with the motled anorthosite and pyroxenite layers in the BC
- Indication of an approximately 500m wide belt of interpreted Critical Zone lithologies immediately down dip from this contact;
- Structural controls have been mapped with a fair degree of confidence (e.g. position of NE-striking sinistral fault and the NW-striking dextral fault;
- Obvious Platreef potential exists along the floor contact over the approximately 10km interval between published outcrop locations. The pyroxenite-hosted Platreef is not in itself magnetic and the aeromagnetic data cannot be used directly for target generation.

In addition to the aeromagnetic survey, a ground-based gravimetric survey was performed by geophysicist BW Green at the end of September 2004. The survey was performed over 9.8 kilometres with the target being mineralization associated with the base of the BC. The methodology of the gravity survey is explained in the in-house report prepared by independent consultant BW Green.

The gravity survey results improved the understanding of the geology of the property in the following ways:

- Determining the transition zone between the basement granitoids and the BC
- mafic lithologies;
- Determining prospective zones of possible mineralization in conjunction with the aeromagnetic and soil geochemical data;
- Identifying the strike direction and distribution of the mafic rocks on the property;
- Suggesting the possible presence of basement perturbations which enhances the possibility of finding shallower mineralized zones;
- Identifying the major faults on the property;

The gravity data indicate a significant gravity high towards the southwestern part of War Springs as would be expected with thickening BC rock or possibly a BC feeder and may be considered for further investigation at a later stage.

21.2.3 Structure

The area of the property is marked by a series of north-westerly and south-easterly trending faults. It is uncertain as to how this faulting will affect the location of the Platreef but disruption is expected to be minimal.

21.2.4 Drilling

Drilling of the first diamond borehole (ORL1) on Oorlogsfontein commenced during mid-June 2004. Ten diamond boreholes had been completed up to the end of October 2004 totaling 4733 metres. Core-cutting and sampling has progressed to borehole ORL-10 during the same period.

Intersections of significant platinum mineralization in three identifiable units is found in at least four bore holes over an initial 1500 metres of strike length.

The best intersections are found in ORL-3 and ORL-4 indicating grades as high as 2.81g/t over 4 metres in ORL-4 as well as 2.36 g/t over 7 metres in ORL-3. Both the ORL-3 and ORL-4 intersections demonstrated significant values in nickel and copper. Mineralisation has been encountered in stratigraphically correlateble lithologies including mottled anorthosites,

feldspathic pyroxenite and norite (refer to figure 10). The sulfides occur as disseminated, crystalline, and net-textured pyrrhotite, pentlandite and chalcopyrite phases.

21.2.5 Interpretation

Geological mapping by the South African Geological Survey has indicated the War Springs Property to be in part underlain by Rustenburg Layered Suite rocks of the BC, including potentially rocks of the Critical Zone. The primary exploration target on the property is Platreef PGM mineralization on a 5.2 kilometre strike length of BC basement contact indicated on the property by previous mapping (Geological Survey).

Significant on War Spring are the following:

1) Linear and continuous magnetic anomalies that strike south-west to north-east and end in a possible embayment to the north east of the property.

2) Soil sampling anomalies coincidental with the magnetic profiles. This is prevalent with elements, Nickel, Cobalt and Copper.

3) Mottled anorthosite mapped on surface tis coincident with the magnetic anomalies

4) Drilling has intersected 3 zones of mineralization correlating with the linear magnetic anomalies.

Most boreholes contain a succession of intercalated anorthositic, noritic and feldspathic pyroxenitic units at their upper parts grading into more mafic units consisting of mela-norite/feldspathic pyroxenite/pyroxenite towards the footwall contact. Significant alteration exhibited by the occurrence of potassium feldspar is visible close to the footwall contact.

PGM's occur with sulfides comprising crystalline, and net-textured pyrrhotite, pentlandite and chalcopyrite.

The zones of mineralization encountered appear to be stratabound, demonstrating broadly definable continuity along the strike length and dip drilled so far. The three zones are presently identified as A (the lowermost), B and C (Refer to figure 10).

Mineralization is usually found as net-textured sulfides in norites below pyroxenite units or within mottled anorthosites (e.g. ORL-1; ORL-3; ORL-4 and ORL-5). The only two well developed (~60m-thick) pyroxenite units were encountered in boreholes ORL-1 and ORL-3. Pyroxenite units logged in the other boreholes are generally thin, poorly developed and not well mineralised. Serpentinised pyroxenite is also present in some of the boreholes (e.g ORL-1 and ORL-3).

Thin discontinuous chromite-rich bands have been identified in boreholes ORL-2; ORL-5; ORL-6 and ORL-8. The presence of chromite was confirmed in ORL-2 by the assay results. The chromite grades at 0.84% Cr_2O_3 over 4 metres with the highest value at 1.90 % Cr_2O_3 over 1 metre with 0.56 g/t 2PGE + Au. The position of the chromite bands appears to be related to the assimilation of quartzitic sedimentary xenoliths into the magma.

Drilling on War Springs has encountered a succession of noritic-anorthositic-feldspathic pyroxenite/mela-norite and pyroxenite lithologies in the area approximately 400metres towards the footwall contact with the TVL-sediments. It also contains chromite-rich horizons, although poorly developed which again are not typical of the Platreef to the north.

The stratigraphic position of these units with respect to the recognized BC layering is subject to debate by geologists working on the Northern Limb. As in the case of the adjacent

properties, mineralization in the War Springs intercepts is not yet definitively correlated to the traditional Platreef units but appear to be correlatable within the property itself.

Some aspects of the mineralization show clear similarities to the documented PPRust styles of mineralization but overall the succession encountered during the Phase 1 drilling is not typical of the Platreef in the Potgietersrus Platinum Limited ("PPRust") area to the north. PPRust Platreef is hosted by a predominantly pyroxenitic unit that includes peridotites and noritic cycles with anorthosites in the mid- to upper portions.

However the succession may correlate with the Critical Zone lithologies reported occurring further south of War Springs towards Grasvalley.

Drilling is continuing. An additional 1750 core samples have assays pending with additional sampling in process

21.2.5 Recommendations

The broad correlation of mineralized units at War Springs warrants further drill investigation. Further drilling to establish the continuity and correlations is recommended as outlined later in this report.

Future drilling at War Springs should be done to test the area around ORL3 and 4. Infill drilling should be done to test the continuity over smaller distances which could then be extended over the whole delineated strike of the magnetic anomaly.

22. Recommendations

The following exploration programs are recommended for PTM RSA's Tweespalk and War Springs Properties. The objective of these programs will be to confirm and upgrade the presence of platinum mineralization, establish favourable geology and stratigraphy and where possible locate and continue tracing the Platinum Reefs on surface and at depth.

Recommended Exploration programs will be a phased approach which will include the following strategy :

Phase 2 Confirmatory fieldwork

To Confirm the presence of Platreef mineralization suggested by the previous phase by diamond drilling.
To Establish downdip and along strike continuity of mineralization.
To Identify potential structural features.
To Identify priority drill hole positions.
To Classify a Resource indicated to SAMREC, JORC and NI 43- 101 standards

Expected expenditure for each property for year 2005/2006 is summarised as follows:

War Springs :	C$ 583 139.00
Tweespalk:	C$ 0

22.1 War Springs

What follows is an estimate of the expenditure of Phase 1 for War Springs:

TOTAL COST : C$ 583 139.00

The 2005 exploration program will be split into two different programs with each its own objective:

One: To upgrade the current understanding and determine if a resource can be calculated within the 10 ORL boreholes as drilled on the farm War Springs. The drilling program will aim to intersect the three defined mineralized zones A, B and C and upgrade the geological confidence thereof and to define the possible opencast positions of these areas.

It is envisaged that this will be accomplished with three (3) drill rigs, drilling vertical boreholes on a set grid of 100m x 100m averaging end of hole at 100-120m.

25 boreholes x 120m x C$70.00/m = C$210 000.00

The program will take 9 months to complete. If there is any geological correlation problems at this stage a step down to 50m or 25m will take place in the specific areas. These will obviously then postpone the completion of the program and increase the cost. The planned intersection depth of 100-120m is done such as to ensure a proper non-oxidised sample is retrieved and to take into account local small scale faulting, fluctuation of the water table and especially for zone A and the fluctuation of the footwall contact.

Two: To continue with boreholes every 500m along strike to ascertain the potential across the rest of the property.

This is envisaged to done with one machine with planned intersections of all three mineralized zones per borehole with average EOH planned at 600m. This will be done with 4 boreholes.

Total metres drilling = 2 400m. This drilling will be done by a qualified contractor

4 boreholes x 600m x	0-300m	C$60.00/m =	C$ 72 000.00
	0-600m	C$71.92/m =	C$ 86 304.00
	TOTAL:		C$ 158 304.00

This program will take 6 months to complete.

To ensure that the above is done according to logging and modeling software should be purchased and staff trained in its use.

The SABLE logging system be bought and implemented
Gemcom software be bought and implemented

Both the above needs a period of staff training and setting up the different projects and nomenclature and coding and should be done now so as to be ready for the start of the program.

SUMMARY of COSTS

Table 10 : War Springs Drilling Costs

Activity	Type	Description	Product	Rate	Cost
Drilling	Core	25 Short holes	NQ	C$70.00/m	C$ 210 000.00
Drilling	Core	4 Medium angle holes	NQ	0-300mC$60.00 600m C$71.92	C$ 158 304.00
Software	SABLE	Logging program	1 Full License plus 2 Loggers	C$583.00/m	C$ 7 266.00 once off
Software	GEMCOM	Modeling software	3 Exploration Licenses		C$ 28 777.00 once off
TOTALS					**C$ 404 347.00**

Table 11 : War Springs Sampling Costs:

Activity	Type	Rate per Sample	Metres Drilled	Cost
Sample Prep	Standard	C$6.40 (*)	5400	C$ 34 560.00
Analysis	Fire Assay	C$22.08 (*)	5400	C$ 119 232.00
TOTALS				**C$ 153 792.00**

(*)Both rates are using current rates.

22.3 Tweespalk

Currently no exploration planned for 2005.

23. References

Ashwal, L.D.,2004, (Editor in Chief), Abstracts, Geoscience Africa 2004, School of Geosciences, University of the Witwatersrand, 12th-16th July 2004. Volume 1 and 2.

Barnes, Stephen J., 1999, PGE Deposits in layered intrusions: a review, and Australian examples , Extended Abstract - published in : Stone, W.E. (ed.), New Frontiers in Research on Magmatic NiS-PGE mineralisation. Nedlands: Centre for Global Metallogeny, University of Western Australia. (Extended Abstract), p. 145-149.

Buchanan, D.L., Nolan, J., Suddaby, P., Rouse, J.E., Viljoen, M.J., and Davenport,J.W.J., 1981, The genesis of sulphide mineralization in a portion of the Potgietersrus Limb of the Bushveld Complex: Economic Geology., v. 76, p 568-579.

Cawthorn, R.C., Barton, J.M., Jr., and Viljoen, M.J., 1985, Interaction of floor rockswith the Platreef on Overysel, Potgietersrus, northern Transvaal: Economic Geology.,v. 80, p. 988-1006.

Cawthorn, R.C. et al, 1999, Special Issue:Commemorating the 75th Anniversirary of the Discovery of the Merensky Reef, South African Journal of Geology, Vol 102, No.3

Cawthorn, R.C., 1999, The platinum and palladium resources of the Bushveld Complex, South African Journal of Science, vol 95, p 481-489.

Ehlers, D.L. and du Toit, M.C., 2002, Explanation of the Nylstroom Metallogenic Map Sheet 2428, Scale 1:250 000, Council for Geoscience.

Gain, S.B., and Mostert, A.B., 1982, The geological setting of the platinoid and basemetal sulphide mineralization in the Platreef of the Bushveld Complex on Drenthe,north of Potgietersrus: Economic Geology., v.77, p 1395-1404.

Dr. Grobler, D.F., 2004, Various Technical in house Memos and Reports, PTM (RSA) (Pty) Limited.

Hulbert, L. J. and Von Gruenewaldt, G, 1985, Economic Geology, No 4, Volume 80, pp 872-895

Hunt, H. , 2003, South Africa's Mineral Industry, 20th Revised Edition, Mineral Economics, Department of Minerals and Energy, South Africa.

Kendall, T., 2003, Interim Review, Platinum 2003. Johnson Matthey.

Jones R., 1999, Platinum Smelting in South Africa, South African Journal of Science, vol.95, p 525-534.

Maier W.D., 2001, Special Issue: Platinum Group, Elements and Minerals:South African Journal of Geology, Vol.104, No.4.

Meintjies, P.G., 2003, Technical Report on the Ledig, Elandsfontein, War Springs and Tweespalk Platinum Properties for Platinum Group Metals. Filed on SEDAR Johnson Matthey, 2002, Platinum 2002 –Interim Review.

McWha, M., 2004, Independent Technical Report on the Onderstepoort, Tweespalk, War Springs (Oorlogsfontein), and Zandrivierspoort Platinum Properties. Filed on SEDAR

Mills Davies J.E. 1925, The Geology of the Transvaal Platinum Deposits, SAMEJ

Siepker, E.H. and Muller C., 2004 , Elandsfontein 102 JQ Geological Assessment and Resource Estimation, Global Geo Services (Pty) Limited.

South African Committee for Stratigraphy (SACS), 1980, Stratigraphy of South Africa; Department of Mineral and Energy Affairs, Geological Survey

Spicer D, 2003, Canadians probe Limpopo Platinum Prospect, Martin Creamers Mining Weekly, October 2003

Valigy, A., 2004, Various Technical in house Memos and Reports, PTM (RSA) (Pty) Limited.

Van der Merwe, M.J., 1976, The geology of the Basic and Ultramafic rocks of the Potgietersrus limb of the Bushveld Complex: Unpub. PhD. Thesis, University of the Witwatersrand, 176pp.

Van der Merwe, M.J., 1978, The layered sequence of the Potgietersrus limb of the Bushveld Complex: Economic Geology v. 71, p 1337-1351.

Various Authors, 2004, Platreef Workshop - Mokopane 16th-19th July 2004, Geoscience Africa, University of the Witwatersrand

Vermaak, C.F. and Van der Merwe, M.J., 1999, The platimum mines and deposits of the Bushveld Complex, South Africa". Council for Mineral Technology, Randburg,118p.

Von Gruenewaldt, G., Sharpe, M.R., and Hatton, C.J., 1985, The Bushveld Complex: Introduction and Review; Economic Geology, v. 80, p. 803-812.

Viljoen, M.J., 1998. Platinum-Group Metals *in* The Mineral Resources of South Africa (Wilson, M.J.C. and Anhauser, C.R. eds): Handbook, Council for Geoscience, 16, p.532-568.

Visser, W.J.,2004, Various Technical in house Memos and Reports, PTM (RSA) (Pty) Limited.

Visser, W.J. 2005, Technical Report on the Tweespalk, WarSprings (Oorlogsfontein), Northern Limb Platinum Properties, PTM (RSA) (Pty) Limited.

White, J.A., 1994, The Potgietersrus project geology and exploration history: Proceedings, 15th CMMI Congress, South African Institute of Mining and Metallurgy,p 173-182.

Wilson, M.G.C. and C.R. Anhaeusser, 1998, The Mineral Resources of South Africa, Handbook 16, 6th Edition, Council for Geoscience

24. Date

4 March 2005

25. Additional Requirements for Technical Reports on Development Properties and Production Properties.

There is nothing to report for this Item in this early stage of exploration.

26. Illustrations

The illustrations are appended as Appendix I.

STATEMENT OF QUALIFICATIONS, INTERNAL QUALIFIED PERSON

I, Willem Jakobus Visser, PrSciNat., do hereby certify that:

1. I am currently employed as Exploration Manager by

PTM (RSA) (Pty) Limited
Sherwood House
Greenacres Office Park
Victory Park
Johannesburg 2193
South Africa

2. I graduated with the degree of B.Sc. Geology (Honours) from the University of Pretoria in 1998.

3. I am registered as a Geological Scientist (Pr.Sci.Nat) with the South African Council for Natural Scientific Professions (SACNASP), registration number 400279/04; and I am a member of the Geological Society of South Africa. SACNASP are recognised as Professional Associations by the Canadian Securities Administrators (CSA) for the purposes of filing Technical Reports under NI 43-101.

4. I have worked as a geologist, mineral resources manager for 15 years since my first graduation from my first university.

5. I have read the definition of "qualified person" set out in National Instrument 43- 101 ("NI 43-101") and certify that by reason of my education, affiliation with professional associations (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for the preparation of all sections of this report "Independent Technical Report on the Tweespalk and War Springs (Oorlogsfontein) Platinum Properties; North West Province and Limpopo Province, Republic of South Africa for Platinum Group Metals Ltd; dated this 4th day of March, 2005.

7. I am the exploration manager of the properties that are the subject of this Technical Report.

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9. I am independent of the issuer applying all tests in Section 1.5 of National instrument 43-101.

10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their website accessible by the public, of the Technical Report.

Dated this 4th day of March, 2005
Willem Jakobus Visser
Exploration Manager
PTM (RSA) (Pty) Limited
Johannesburg, South Africa

Appendix I
Illustrations
(Figures 1 – 10)

Figure 1


28°15'0"E
28°30'0"E
28°45'0"E
29°0'0"E
29°15'0"E
29°30'0"E
23°30'0"S
23°45'0"S
24°0'0"S
24°15'0"S
TWEESPALK PROPERTY
Town of Mokopane
WAR SPRINGS PROPERTY
1:700,000

Platinum Group Metals (RSA) (Pty) Limited

GENERAL ORIENTATION

Oorlogsfontein and Tweespalk Projects

Simplified Explanation to Geological Plan		
Red to Orange	Nebo Granite	Lebowa Granite Suite
Green	Gabbro, Norite, Pyroxenite	Rustenburg Layered Suite
Yellow to Orange	Granophyre	Rashoop Granophyre suite


N

PLATINUM GROUP METALS (RSA) (Pty) LIMITED

Figure 2



29°0'0"E
24°15'0"S
War Springs Property
1:150,000

Platinum Group Metals (RSA) (Pty) Limited

General Geology

War Springs Project

Simplified Explanation to Geological Plan		
Red to Orange	Nebo Granite	Lebowa Granite Suite
Green	Gabbro, Norite, Pyroxenite	Rustenburg Layered Suite
Yellow to Orange	Granophyre	Rashoop Granophyre suite



N

Figure 3


29°0'0"E
N
Mokopane
War Springs Property
OORLOGSFONTEIN
45 KS
50 KS
44 KS
Oorlogsfontein
Rooipoort
Diggings
24°15'0"S
1:50,000
0
1,000
2,000
4,000
6,000
8,000
Meters

Platinum Group Metals (RSA) (Pty) Limited

TOPO-CADASTRAL ORIENTATION

War Springs Project

Topo Cadastral showing Surface Infrastructure

Simplified Explanation to Geological Plan		
Red to Orange	Nebo Granite	Lebowa Granite Suite
Green	Gabbro, Norse, Pyroxenite	Rustenburg Layered Suite
Yellow to Orange	Granophyre	Rashoop Granophyre suite



Figure 4


29°0'0"E
N
24°15'0"S
1:50,000
0
1,000
2,000
4,000
6,000
8,000
Meters
29°0'0"E
24°15'0"S

Platinum Group Metals (RSA) (Pty) Limited

AERIAL PHOTOGRAPH

War Springs Project

Aerial Photography showing Surface Activity

Simplified Explanation to Geological Plan		
Red to Orange	Nebo Granite	Lebowa Granite Suite
Green	Gabbro, Norite, Pyroxenite	Rustenburg Layered Suite
Yellow to Orange	Granophyre	Rashoop Granophyre suite



PLATINUM GROUP METALS (RSA) (Pty) LIMITED

Figure 5



N
1:50,000
0 1,000 2,000 4,000 6,000 8,000 Meters
28°59'0"E
29°0'0"E
29°1'0"E
29°2'0"E
29°3'0"E
29°4'0"E
24°12'0"S
24°13'0"S
24°14'0"S
24°15'0"S

Platinum Group Metals (RSA) (Pty) Limited

SOIL SAMPLING

War Springs Project

Legend

OorlogsFinalB Events

Ni

- 13.8 - 30.6
- 30.7 - 45.9
- 46.0 - 65.7
- 65.8 - 94.5
- 94.6 - 185.0

Surface Strat

Comments

- Facies 1
- Lower Plat Reef
- Possible Upper Plat Reef
- Upper Plat Reef



April 20, 2005, Diagram 5, War Springs Soil Geochem (Ni in ppb)

PLATINUM GROUP METALS (RSA) (Pty) LIMITED

Figure 6


N
28°59'0"E
29°60'0"E
29°1'0"E
29°2'0"E
29°3'0"E
29°4'0"E
24°12'0"S
24°13'0"S
24°14'0"S
24°15'0"S
1:50,000
0
1,000
2,000
4,000
6,000
8,000
Meters

Platinum Group Metals
(RSA) (Pty) Limited

GEOMAGANETIC

War Springs Project

Legend

OorlogsFinalB Events

Ni

- 13.8 - 30.6
- 30.7 - 45.9
- 46.0 - 65.7
- 65.8 - 94.5
- 94.6 - 185.0



April 20, 2005, Diagram 6, War Springs Magnetics

Figure 7


N
ORL1
ORL2
ORL3
ORL4
ORL5
ORL6
ORL7
ORL8
ORL9
ORL10
B Reef Outcrop
A Reef Outcrop
C Reef Outcrop
1:20,000
Meters
29°2'0"E
29°3'0"E
29°4'0"E
24°12'0"S
24°13'0"S

Platinum Group Metals (RSA) (Pty) Limited

DRILLING POSITIONS

Oorlogsfontein Project

Legend

Test_Oorlogs

Countour mbs



Figure 8


Platinum Group Metals
(RSA) (Pty) Limited
General Geology
Tweespalk Project
Legend
Northan Limb Boundries
Tweespalk Collars
TWEESPALK 733 LR
735 LR
TW1
TW2
TW3
TW4
TW5
TW6
TW7
Tweespalk
1028.3
1060
1085
1148
1153
1040
1036
Res
N
0
500
1,000
2,000
3,000
4,000
Meters

Figure 9



N
TW2
TW5
TW6TW7
TW4
TW1
TW3
13000W
12000W
11000W
10000W
9000W
0
500
1,000
2,000
3,000
4,000
Meters

Platinum Group Metals (RSA) (Pty) Limited

General Geology

Tweespalk Project

Legend

Northan Limb Boundries

Surface Strat

Comments

Lower Plat Reef

Possible Upper Plat Reef

Upper Plat Reef

Tweespalk Collars



Figure 10


Figure. 10 Schematic Stratigraphical Section - War Springs - Possible Platreef?
Log
(m)
Description
Soil and gravel
Norite (leucocratic, medium grained)
start of Platreef succession?
Mottled Anorthosite (mineralised occassionally)
Norite (mineralised)
Norite (leucocratic, medium grained)
C-Reef?
(cycles not always complete, can also be reversed) fine-medium- grained
Norite (mineralised)
Norite (leucocratic, medium grained)
(occassional thin anorthosite bands)
B-Reef?
Pyroxenite/Feldspathic Pyroxenite/coarse-grained Mela-Norite
PMS mineralisation disseminated to blebby.
Ultramafic-harzburgite (serpentinised in some holes)
Norite (mineralised) -net-textured sulfides
Mela-Norite (medium grained)
Mela-Norite (mineralised in some holes)
net-textured
Mela-Norite
Mixed Zone of Norite and Quartzitic Sedimentary Xenoliths (hornfels)
Mela-Norite
A-Reef?
very fine-grained Mela-Norite/Norite
Feldspathic Pyroxenite/Pyroxenite (weakly mineralised?)
(includes Mela-Norite and hornfels sedimentary xenoliths)
graphic intergrowth of feldspar and quartz (common)
Chilled Zone (very fine-grained feldspathic pyroxenite - also include quartzitic xenoliths
Quartzitic Sediments (Footwall)

Appendix II
Detailed Mineralised Intersections
(Tweespalk)

TWEESPALK MINERALIZED INTERSECTIONS

BHID	From (m)	To (m)	Interval	Lith Description	Sample No	Pt	Pd	Au	[illegible]	Ni	Ni%	Cu	Cu%	[illegible]			
						ORIGINAL DATA MULTIPLIED BY THE INTERVAL											
TW1	542.37	543.31	0.94	Fspt Prnl/hybrid	S3409	0.15	0.39	0.03	0.573	1072	0.107	269	0.027	[illegible]			
TW1	543.31	544.27	0.96	Fspt Prnl/hybrid	S3410	0.09	0.23	0.02	0.338	1267	0.127	192	0.019	[illegible]			
TW1	544.27	545.21	0.94	Fspt Prnl/hybrid	S3411	0.03	0.08	0.02	0.122	562	0.056	133	0.013	[illegible]			
TW1	545.21	546.21	1.00	Fspt Prnl/hybrid	S3412	0.05	0.18	0.02	[illegible]	883	0.088	240	0.024	[illegible]			
TW1	546.21	547.17	0.96	Fspt Prnl/hybrid	S3414	0.08	0.20	0.02	[illegible]	934	0.093	142	0.014	[illegible]	included	0.96	g/t over 0.34 metres 2PGE + Au
TW1	547.17	547.51	0.34	Fspt Prnl/hybrid	S3415	0.13	0.49	0.02	[illegible]	466	0.047	186	0.019	[illegible]	Total Unit	0.31	g/t over 6.07 metres 2PGE + Au
TW1	547.51	547.99	0.48	Fspt Prnl/hybrid	S3416	0.06	0.12	0.03	[illegible]	566	0.057	72	0.007	[illegible]	Total Unit	0.08	Ni% over 6.07 metres
TW1	547.99	548.44	0.45	Fspt Prnl/hybrid	S3417	0.04	0.10	0.01	[illegible]	295	0.029	92	0.009	[illegible]	Total Unit	0.02	Cu% over 6.07 metres
			6.07														
TW1	551.88	552.65	0.77	GabbroNorite	T3417	0.06	0.15	0.15	[illegible]	429	0.043	196	0.020	0.063			
TW1	552.65	553.48	0.83	GabbroNorite	T3418	0.07	0.20	0.20	[illegible]	681	0.068	442	0.044	0.112			
TW1	553.48	554.15	0.67	GabbroNorite	T3419	0.02	0.12	0.12	[illegible]	389	0.039	161	0.016	[illegible]			
TW1	554.15	554.93	0.78	GabbroNorite	T3420	0.02	0.02	0.02	[illegible]	456	0.046	87	0.009	[illegible]			
TW1	554.93	555.70	0.77	GabbroNorite	T3421	0.02	0.05	0.05	[illegible]	454	0.045	115	0.011	[illegible]			
TW1	555.70	556.18	0.48	GabbroNorite	T3422	0.01	0.09	0.09	[illegible]	271	0.027	155	0.015	0.043	Total Unit	0.24	g/t over 5.31 metres 2PGE + Au
TW1	556.18	556.66	0.48	GabbroNorite	T3424	0.01	0.01	0.01	[illegible]	204	0.020	64	0.006	[illegible]	Total Unit	0.04	Ni% over 5.31 metres
TW1	556.66	557.19	0.53	GabbroNorite	T3425	0.01	0.21	0.21	[illegible]	392	0.039	108	0.011	0.050	Total Unit	0.02	Cu% over 5.31 metres
			5.31														
TW1	642.80	643.72	0.92	GabbroNorite	T3552	0.21	0.17	0.02	[illegible]	47	0.005	186	0.019	[illegible]			
TW1	643.72	644.20	0.48	Shear Zone	T3553	0.04	0.10	0.01	[illegible]	38	0.004	95	0.010	[illegible]			
TW1	644.20	644.76	0.56	Shear Zone	T3554	0.02	0.02	0.01	[illegible]	37	0.004	129	0.013	[illegible]			
TW1	644.76	645.26	0.50	Shear Zone	T3555	0.01	0.01	0.01	[illegible]	21	0.002	73	0.007	[illegible]			
TW1	645.26	645.90	0.64	GabbroNorite	T3557	0.06	0.07	0.01	[illegible]	28	0.003	73	0.007	[illegible]			
TW1	645.90	646.76	0.86	GabbroNorite	T3558	0.34	0.52	0.03	[illegible]	41	0.004	138	0.014	[illegible]	included	5.89	g/t over 2.72 metres 2PGE + Au
TW1	646.76	647.63	0.87	GabbroNorite	T3559	2.89	5.05	0.23	[illegible]	56	0.006	721	0.072	[illegible]	Total Unit	2.15	g/t over 6.68 metres 2PGE + Au
TW1	647.63	648.55	0.92	GabbroNorite	T3560	2.35	4.05	0.17	[illegible]	58	0.006	612	0.061	[illegible]	Total Unit	0.00	Ni% over 6.68 metres
TW1	648.55	649.48	0.90	GabbroNorite	T3561	0.85	2.06	0.04	[illegible]	51	0.005	376	0.038	0.043	Total Unit	0.03	Cu% over 6.68 metres
			6.68														
TW1	652.93	653.57	0.64	Pyroxenite	T3568	0.07	0.12	0.01	[illegible]	165	0.017	157	0.016	[illegible]			
TW1	653.57	654.38	0.81	Pyroxenite	T3569	0.09	0.14	0.02	[illegible]	139	0.014	45	0.004	[illegible]			
TW1	654.38	655.10	0.72	GabbroNorite	T3570	0.09	0.14	0.01	[illegible]	189	0.019	53	0.005	0.004			
TW1	655.10	655.85	0.75	GabbroNorite	T3571	0.17	0.12	0.02	[illegible]	512	0.061	27	0.003	[illegible]	Total Unit	0.23	g/t over 4.02 metres 2PGE + Au
TW1	655.85	656.31	0.46	GabbroNorite	T3572	0.03	0.05	0.01	[illegible]	149	0.015	37	0.004	[illegible]	Total Unit	0.03	Ni% over 4.02 metres
TW1	656.31	656.95	0.64	GabbroNorite	T3573	0.16	0.12	0.01	0.268	339	0.034	19	0.002	[illegible]	Total Unit	0.01	Cu% over 4.02 metres
			4.02														
TW1	666.95	667.79	0.84	GabbroNorite	T3588	0.31	0.77	0.02	[illegible]	436	0.044	568	0.057	[illegible]			
TW1	667.79	668.25	0.46	GabbroNorite	T3590	0.34	0.82	0.12	[illegible]	478	0.048	621	0.062	[illegible]			
TW1	668.25	668.65	0.40	GabbroNorite	T3591	0.22	0.72	0.04	[illegible]	370	0.037	512	0.051	[illegible]	Total Unit	1.28	g/t over 3.09 metres 2PGE + Au
TW1	668.65	669.57	0.92	GabbroNorite	T3592	0.24	0.92	0.08	[illegible]	905	0.091	454	0.045	[illegible]	Total Unit	0.05	Ni% over 5.02 metres
TW1	669.57	670.04	0.47	Hybrid	T3589	0.36	1.39	0.01	[illegible]	243	0.024	178	0.018	[illegible]	Total Unit	0.05	Cu% over 5.02 metres
			3.09														
TW1	678.08	678.98	0.90	GabbroNorite	T3606	0.18	0.13	0.02	[illegible]	287	0.029	259	0.026	[illegible]			
TW1	678.98	679.87	0.89	GabbroNorite	T3607	0.04	0.04	0.03	[illegible]	197	0.020	72	0.007	[illegible]			
TW1	679.87	680.66	0.79	GabbroNorite	T3608	0.04	0.04	0.24	[illegible]	161	0.016	89	0.009	[illegible]			
TW1	680.66	681.39	0.73	GabbroNorite	T3609	0.01	0.01	0.01	[illegible]	140	0.014	78	0.008	[illegible]			
TW1	681.39	682.35	0.96	GabbroNorite	T3610	0.11	0.21	0.02	[illegible]	197	0.020	153	0.015	[illegible]			
TW1	682.35	683.08	0.73	GabbroNorite	T3612	0.04	0.07	0.01	[illegible]	139	0.014	45	0.004	[illegible]			
TW1	683.08	683.87	0.79	GabbroNorite	T3613	0.08	0.13	0.02	[illegible]	141	0.014	60	0.006	[illegible]			
TW1	683.87	684.65	0.78	GabbroNorite	T3614	0.44	0.80	0.04	[illegible]	214	0.021	168	0.017	[illegible]			
TW1	684.65	685.44	0.79	GabbroNorite	T3615	0.04	0.08	0.03	[illegible]	123	0.012	119	0.012	[illegible]			
TW1	685.44	685.93	0.49	Pyroxenite	T3616	0.21	0.50	0.01	[illegible]	369	0.037	1093	0.109	[illegible]			
TW1	685.93	686.43	0.50	Pyroxenite	T3617	0.21	0.44	0.01	[illegible]	163	0.016	312	0.031	0.047	Total Unit	0.39	g/t over 9.47 metres 2PGE + Au
TW1	686.43	686.99	0.56	Hybrid	T3618	0.14	0.17	0.01	[illegible]	152	0.015	378	0.038	[illegible]	Total Unit	0.02	Ni% over 9.47 metres
TW1	686.99	687.55	0.56	Hybrid	T3619	0.11	0.15	0.04	[illegible]	144	0.014	235	0.023	[illegible]	Total Unit	0.02	Cu% over 9.47 metres
			9.47														
TW2	159.50	160.42	0.92	GabbroNorite	S 3676	0.17	0.13	0.02	[illegible]	404	0.040	332	0.033	[illegible]			
TW2	160.42	161.38	0.96	GabbroNorite	S 3677	0.09	0.18	0.02	[illegible]	554	0.055	663	0.066	[illegible]			
TW2	161.38	161.82	0.44	GabbroNorite	S 3678	0.05	0.15	0.03	[illegible]	422	0.042	528	0.053	[illegible]			
TW2	161.82	162.73	0.91	Hybrid	S 3679	0.02	0.08	0.02	[illegible]	268	0.027	331	0.033	[illegible]			
TW2	162.73	163.71	0.98	Hybrid	S 3680	0.04	0.11	0.02	0.167	378	0.038	369	0.037	[illegible]			
TW2	163.71	164.16	0.45	Hybrid	S 3681	0.09	0.17	0.02	0.270	397	0.040	567	0.057	[illegible]			
TW2	164.16	164.16	0.00	Hybrid	S 3682	0.00	0.00	0.00	[illegible]	0	0.000	0	0.000	[illegible]	Total Unit	0.22	g/t 2PGE +Au over 6.22 metres
TW2	164.16	164.92	0.76	Hybrid	S 3683	0.11	0.22	0.02	[illegible]	653	0.066	988	0.099	[illegible]	Total Unit	0.04	Ni% over 6.22 metres
TW2	164.92	165.72	0.80	Hybrid	S 3684	0.06	0.17	0.02	[illegible]	442	0.044	514	0.051	[illegible]	Total Unit	0.05	Cu% over 6.22 metres
			6.22														

TW3 NO MINERALIZATION
TW4 NO MINERALIZATION
TW5 NO MINERALIZATION
TW6 NO MINERALIZATION
TW7 NO MINERALIZATION

Appendix III

Detailed Mineralised Intersections

(War Springs)

WAR SPRINGS MINERALIZED INTERSECTIONS

BHID	From	To	Interval	Lithologies	SAMPLE NO	Pt	Pd	Au	2PGE + Au	Cr	Cu	Cu%	Ni	Ni%	Ni+Cu %		Summary of notable value intersections	
ORL1	64.00	65.00	1.00	Mottled Anorthosite	C2074	0.120	0.720	0.020	0.86	30	132	0.013	337	0.034	0.047			
ORL1	65.00	66.00	1.00	Mottled Anorthosite	C2076	0.140	0.770	0.002	0.91	30	10	0.001	182	0.018	0.019			
ORL1	66.00	67.00	1.00	Mottled Anorthosite	C2077	0.020	0.060	0.002	0.08	30	16	0.002	145	0.015	0.016			
ORL1	67.00	68.00	1.00	Mottled Anorthosite	C2078	0.080	0.360	0.030	0.47	40	432	0.043	773	0.077	0.121			
ORL1	68.00	69.00	1.00	Norite	C2079	0.230	0.830	0.120	1.18	50	70	0.007	179	0.018	0.025	Total Unit	0.70	g/t 2PGE + Au over 5.00 metres
			5.00			0.118	0.548	0.035	0.70	36	132	0.013	323	0.032	0.046	Total Unit	0.046	Ni+Cu% over 5.00 metres
ORL1	600.00	601.00	1.00	Pyroxenite	I3019	0.219	0.363	0.024	0.61	2257	971	0.097	1511	0.151	0.248			
ORL1	601.00	602.00	1.00	Leuco Norite	I3020	0.321	0.732	0.097	1.15	167	2622	0.262	2767	0.277	0.539			
ORL1	602.00	603.00	1.00	Leuco Norite	I3021	0.377	0.887	0.140	1.40	198	3038	0.304	3502	0.350	0.654			
ORL1	603.00	604.00	1.00	Leuco Norite	I3022	0.120	0.256	0.056	0.43	221	1173	0.117	1144	0.114	0.232			
ORL1	604.00	605.00	1.00	Leuco Norite	I3024	0.112	0.193	0.062	0.37	169	487	0.049	519	0.052	0.101			
ORL1	605.00	606.00	1.00	Leuco Norite	I3025	0.101	0.148	0.025	0.27	177	535	0.054	637	0.064	0.117			
ORL1	606.00	607.00	1.00	Leuco Norite	I3026	0.441	1.057	0.153	1.65	162	3345	0.335	3844	0.384	0.719			
ORL1	607.00	608.00	1.00	Leuco Norite	I3027	0.385	0.924	0.123	1.43	142	3492	0.349	3774	0.377	0.727			
ORL1	608.00	609.00	1.00	Leuco Norite	I3028	0.043	0.088	0.013	0.14	133	536	0.054	486	0.049	0.102			
ORL1	609.00	610.00	1.00	Leuco Norite	I3029	1.150	2.720	0.240	4.11	379	6654	0.665	10119	1.012	1.677	Total Unit	1.16	g/t 2PGE + Au over 10.00 metres
			10.00			0.327	0.737	0.093	1.16	401	2285	0.229	2830	0.283	0.512	Total Unit	0.512	Ni+Cu% over 10.00 metres
ORL2	145.00	146.00	1.00	Norite	C2588	0.282	0.251	0.027	0.56	19016	436	0.044	662	0.066	0.110	Total Unit	0.56	g/t 2PGE + Auover 1.00 meter
			1.00													Total Unit	0.110	Ni+Cu% over 1.00 meter
ORL3	69.00	70.00	1.00	Mottled Anorthosite	C2844	0.378	1.847	0.134	2.36	69	1198	0.120	1185	0.119	0.238			
ORL3	70.00	71.00	1.00	Mottled Anorthosite	C2845	0.629	3.049	0.271	3.95	114	1917	0.192	2234	0.223	0.415			
ORL3	71.00	72.00	1.00	Mottled Anorthosite	C2847	0.166	0.707	0.061	0.93	124	530	0.053	667	0.067	0.120			
ORL3	72.00	73.00	1.00	Mottled Anorthosite	C2848	0.255	1.268	0.101	1.62	255	969	0.097	876	0.088	0.185			
ORL3	73.00	74.00	1.00	Mottled Anorthosite	C2849	0.958	5.123	0.333	6.41	209	1655	0.166	3204	0.320	0.486			
ORL3	74.00	75.00	1.00	Mottled Anorthosite	C2851	0.085	0.363	0.034	0.48	110	310	0.031	338	0.034	0.065			
ORL3	75.00	76.00	1.00	Norite	C2852	0.116	0.572	0.034	0.72	102	328	0.033	448	0.045	0.078	Total Unit	2.35	g/t 2PGE + Au over 7.00 metres
			7.00			0.370	1.847	0.138	2.35	140	987	0.099	1279	0.128	0.227	Total Unit	0.227	Ni+Cu% over 7.00 metres
ORL3	326.00	327.00	1.00	Norite	X2083	0.203	0.433	0.076	0.71	622	1485	0.149	1987	0.199	0.347			
ORL3	327.00	328.00	1.00	Norite	X2084	0.580	1.139	0.179	1.90	736	3420	0.342	4298	0.430	0.772			
ORL3	328.00	329.00	1.00	Norite	X2086	0.823	1.573	0.246	2.64	566	4391	0.439	5357	0.536	0.975			
ORL3	329.00	330.00	1.00	Norite	X2087	0.656	1.323	0.201	2.18	618	3868	0.387	4831	0.483	0.870			
ORL3	330.00	331.00	1.00	Norite	X2088	0.339	0.667	0.097	1.10	804	1789	0.179	2466	0.247	0.426	Total Unit	1.71	g/t 2PGE + Au over 5.00 metres
			5.00			0.520	1.027	0.160	1.71	689	2991	0.299	3788	0.379	0.678	Total Unit	0.678	Ni+Cu% over 5.00 metres
ORL4	64.00	65.00	1.00	Mottled Anorthosite	F4004	0.549	2.907	0.209	3.67	33	1511	0.151	1577	0.158	0.309	Total Unit	3.67	2PGE + Au over 1.00 meter
			1.00													Total Unit	0.309	Ni+Cu% over 1.00 meter
ORL4	70.00	71.00	1.00	Mottled Anorthosite	F4011	0.223	1.281	0.090	1.59	101	776	0.078	822	0.082	0.160			
ORL4	71.00	72.00	1.00	Mottled Anorthosite	F4012	0.292	3.901	0.725	4.92	87	2184	0.218	2194	0.219	0.438			
ORL4	72.00	73.00	1.00	Mottled Anorthosite	F4014	0.214	1.084	0.091	1.39	92	1030	0.103	1124	0.112	0.216	Total Unit	2.76	2PGE + Au over 4.00 metres
ORL4	73.00	74.00	1.00	Mottled Anorthosite	F4015	0.251	2.754	0.152	3.16	86	1031	0.103	1165	0.117	0.220	Total Unit	0.258	Ni+Cu% over 4.00 metres
			4.00			0.245	2.255	0.264	2.76	92	1255	0.126	1326	0.133	0.258			
																Total Unit	1.10	2PGE + Au over 1.00 meter
ORL4	221.00	222.00	1.00	Mela-Norite	F4023	0.254	0.762	0.083	1.10	285	1433	0.143	1761	0.176	0.319	Total Unit	0.319	Ni+Cu% over 1.00 meter
			1.00															
ORL4	390.00	391.00	1.00	Feldspathic Pyroxenite	F4060	0.171	0.340	0.041	0.55	1934	640	0.064	1542	0.154	0.218			
ORL4	391.00	392.00	1.00	Feldspathic Pyroxenite	F4061	0.409	0.927	0.125	1.46	384	2574	0.257	3020	0.302	0.559			
ORL4	392.00	393.00	1.00	Mela-Norite	F4063	0.640	1.510	0.210	2.36	346	4503	0.450	4855	0.486	0.936			
ORL4	393.00	394.00	1.00	Mela- Norite	F4064	0.760	1.795	0.272	2.83	488	5234	0.523	5804	0.580	1.113			
ORL4	394.00	395.00	1.00	Mela-Norite	F4065	0.744	1.805	0.233	2.78	354	5195	0.520	5595	0.560	1.079			
ORL4	395.00	396.00	1.00	Mela- Norite	F4066	1.191	2.196	0.324	3.71	409	5798	0.580	6011	0.601	1.181			
ORL4	396.00	397.00	1.00	Mela- Norite	F4067	0.523	1.321	0.191	2.04	746	3882	0.388	4057	0.406	0.794			
ORL4	397.00	398.17	1.17	Mela- Norite	F4069	0.534	1.227	0.168	1.93	825	3639	0.364	3712	0.371	0.735			
ORL4	398.17	399.00	0.83	Norite	F4070	0.075	0.183	0.025	0.28	436	532	0.053	706	0.071	0.124	Total Unit	1.99	2PGE + Au over 9.00 metres
			9.00			0.561	1.256	0.177	1.99	656	3555	0.356	3933	0.393	0.749	Total Unit	0.749	Ni+Cu% over 9.00 metres

WAR SPRINGS MINERALIZED INTERSECTIONS

BHID	From	To	Interval	Lithologies	SAMPLE NO	Pt	Pd	Au	2PGE + Au	Cr	Cu	Cu%	Ni	Ni%	Ni+Cu %	Summary of notable value intersections		
ORL4	602.00	603.00	1.00	Mela Norite	I3217	0.249	0.126	0.012	**0.39**	24066	175	0.018	444	0.044	**0.062**			
ORL4	603.00	604.00	1.00	Mela Norite	I3218	0.190	0.151	0.020	**0.36**	11243	368	0.037	468	0.047	**0.084**			
ORL4	604.00	605.00	1.00	Mela Norite	I3219	0.066	0.079	0.006	**0.15**	3604	125	0.013	291	0.029	**0.042**			
ORL4	605.00	606.00	1.00	Mela Norite	I3220	0.106	0.041	0.004	**0.15**	9532	84	0.008	287	0.029	**0.037**	included	2.10	g/t over 1m 2PGE + Au
ORL4	606.00	607.00	1.00	Mela Norite	I3222	0.883	1.106	0.106	**2.10**	40330	1097	0.110	1974	0.197	**0.307**	Total Unit	0.63	g/t 2PGE +Au over 5.00 metres
			5.00			0.299	0.301	0.030	**0.63**	17755	370	0.037	693	0.069	**0.106**	Total Unit	0.106	Ni+Cu% over 5.00 metres
ORL5	90.00	91.00	1.00	Mottled Anorthosite	E4101	0.187	0.947	0.068	**1.20**	116	351	0.035	530	0.053	**0.088**			
ORL5	91.00	92.00	1.00	Mottled Anorthosite	E4102	0.101	0.343	0.006	**0.45**	72	50	0.005	138	0.014	**0.019**			
ORL5	92.00	93.00	1.00	Mottled Anorthosite	E4103	0.087	0.437	0.007	**0.53**	88	71	0.007	156	0.016	**0.023**			
ORL5	93.00	94.00	1.00	Mottled Anorthosite	E4104	0.060	0.039	0.003	**0.10**	59	28	0.003	87	0.009	**0.012**			
ORL5	94.00	95.20	1.20	Mottled Anorthosite	E4105	0.030	0.071	0.002	**0.10**	109	60	0.006	182	0.018	**0.024**			
ORL5	95.20	96.50	1.30	Mela-Norite	E4107	0.112	0.437	0.044	**0.59**	134	257	0.026	382	0.038	**0.064**			
ORL5	96.50	97.50	1.00	Mottled Anorthosite	E4108	0.090	0.348	0.038	**0.48**	163	216	0.022	296	0.030	**0.051**			
ORL5	97.50	98.00	0.50	Norite Fault Breccia	E4109	0.214	0.641	0.084	**0.94**	83	152	0.015	151	0.015	**0.030**			
ORL5	98.00	99.00	1.00	Norite Fault Breccia	E4110	0.096	0.430	0.014	**0.54**	118	211	0.021	207	0.021	**0.042**			
ORL5	99.00	100.00	1.00	Norite Fault Breccia	E4111	0.017	0.056	0.009	**0.08**	298	126	0.013	284	0.028	**0.041**			
ORL5	100.00	101.00	1.00	Norite Fault Breccia	E4113	0.083	0.326	0.027	**0.44**	61	178	0.018	239	0.024	**0.042**			
ORL5	101.00	102.00	1.00	Norite Fault Breccia	E4114	0.647	2.866	0.233	**3.75**	64	1269	0.127	1530	0.153	**0.280**	Total Unit	0.77	g/t 2PGE+Au over 12.00 metres
			12.00			0.144	0.578	0.045	**0.77**	114	247	0.025	348	0.035	**0.060**	Total Unit	0.060	Ni+Cu% over 12.00 metres
ORL5	107.00	108.00	1.00	Norite/Pyroxenite Blobs	E4121	0.087	0.449	0.025	**0.56**	201	189	0.019	403	0.040	**0.059**			
ORL5	108.00	109.00	1.00	Norite/Pyroxenite Blobs	E4122	0.539	2.588	0.178	**3.31**	234	931	0.093	1475	0.148	**0.241**			
ORL5	109.00	110.00	1.00	Norite/Pyroxenite Blobs	E4123	0.058	0.225	0.016	**0.30**	215	122	0.012	273	0.027	**0.040**			
ORL5	110.00	111.00	1.00	Norite/Pyroxenite Blobs	E4125	0.009	0.023	0.013	**0.05**	185	66	0.007	206	0.021	**0.027**			
ORL5	111.00	112.00	1.00	Norite/Pyroxenite Blobs	E4126	0.038	0.186	0.016	**0.24**	164	70	0.007	187	0.019	**0.026**			
ORL5	112.00	113.00	1.00	Norite/Pyroxenite Blobs	E4127	0.047	0.239	0.023	**0.31**	249	166	0.017	327	0.033	**0.049**			
ORL5	113.00	114.00	1.00	Norite/Pyroxenite Blobs	E4128	0.105	0.522	0.051	**0.68**	304	253	0.025	432	0.043	**0.069**			
ORL5	114.00	115.00	1.00	Norite/Pyroxenite Blobs	E4129	0.034	0.197	0.033	**0.26**	187	122	0.012	298	0.030	**0.042**			
ORL5	115.00	116.00	1.00	Norite/Pyroxenite Blobs	E4131	0.025	0.122	0.021	**0.17**	208	126	0.013	249	0.025	**0.038**	Total Unit	0.65	g/t 2PGE +Au over 9.00 metres
			9.00			0.105	0.506	0.042	**0.65**	216	227	0.023	428	0.043	**0.066**	Total Unit	0.066	Ni+Cu% over 9.00 metres
ORL5	158.00	159.00	1.00	FPx/Mela Norite	E4183	0.146	0.730	0.086	**0.96**	331	1111	0.111	980	0.098	**0.209**			
ORL5	159.00	160.00	1.00	FPx/Mela Norite	E4184	0.027	0.182	0.018	**0.23**	320	323	0.032	476	0.048	**0.080**			
ORL5	160.00	161.00	1.00	FPx/Mela Norite	E4185	0.019	0.081	0.010	**0.11**	323	191	0.019	263	0.026	**0.045**			
ORL5	161.00	162.00	1.00	FPx/Mela Norite	E4186	0.087	0.492	0.039	**0.62**	309	515	0.052	698	0.070	**0.121**			
ORL5	162.00	163.00	1.00	FPx/Mela Norite	E4187	0.045	0.192	0.018	**0.26**	244	304	0.030	429	0.043	**0.073**			
ORL5	163.00	164.00	1.00	FPx/Mela Norite	E4188	0.571	2.691	0.187	**3.45**	249	1182	0.118	2049	0.205	**0.323**			
ORL5	164.00	165.00	1.00	Norite	E4190	0.165	0.733	0.054	**0.95**	252	462	0.046	743	0.074	**0.121**			
ORL5	165.00	166.00	1.00	Norite	E4191	0.124	0.539	0.040	**0.70**	266	308	0.031	564	0.056	**0.087**	Total Unit	0.91	g/t 2PGE +Au over 8.00 metres
			8.00			0.148	0.705	0.056	**0.91**	287	550	0.055	775	0.078	**0.132**	Total Unit	0.132	Ni+Cu% over 8.00 metres
ORL5	377.00	378.00	1.00	Norite	E4843	0.264	0.542	0.088	**0.89**	833	1752	0.175	2421	0.242	**0.417**			
ORL5	378.00	379.00	1.00	Norite	E4844	0.199	0.487	0.091	**0.78**	733	2360	0.236	2497	0.250	**0.486**			
ORL5	379.00	380.00	1.00	Norite	E4845	0.115	0.348	0.054	**0.52**	429	1095	0.110	1457	0.146	**0.255**			
ORL5	380.00	381.00	1.00	Norite	E4846	0.057	0.137	0.024	**0.22**	418	580	0.058	723	0.072	**0.130**	Total Unit	0.60	g/t 2PGE +Au over 4.00 metres
			4.00			0.159	0.379	0.064	**0.60**	603	1447	0.145	1775	0.177	**0.322**	Total Unit	0.322	Ni+Cu% over 4.00 metres
ORL5	596.00	597.00	1.00	Mela Norite	D2703	0.745	0.186	0.039	**0.97**	77579	217	0.022	667	0.067	**0.088**			
ORL5	597.00	598.00	1.00	Mela Norite	D2704	0.709	0.937	0.428	**2.07**	38511	1613	0.161	2648	0.265	**0.426**			
ORL5	598.00	599.00	1.00	Mela Norite	D2705	0.423	0.748	0.074	**1.25**	14659	473	0.047	951	0.095	**0.142**			
ORL5	599.00	600.00	1.00	Mela Norite	D2706	0.030	0.059	0.014	**0.10**	1298	103	0.010	329	0.033	**0.043**	included	1.43	g/t over 3m 2PGE + Au
ORL5	600.00	601.00	1.00	Mela Norite	D2708	0.089	0.315	0.029	**0.43**	796	459	0.046	944	0.094	**0.140**	Total Unit	0.97	g/t 2PGE +Au over 5.00 metres
			5.00			0.399	0.449	0.117	**0.97**	26569	573	0.057	1109	0.111	**0.168**	Total Unit	0.168	Ni+Cu% over 5.00 metres

WAR SPRINGS MINERALIZED INTERSECTIONS

BHID	From	To	Interval	Lithologies	SAMPLE NO	Pt	Pd	Au	2PGE + Au	Cr	Cu	Cu%	Ni	Ni%	Ni+Cu %	Summary of notable value intersecrtions		
ORL6	42.00	43.00	1.00	Norite	X2443	0.113	0.159	0.032	**0.30**	504	584	0.058	696	0.070	**0.128**			
ORL6	43.00	44.00	1.00	Feldspathic Pyroxenite	X2445	0.080	0.146	0.043	**0.27**	393	822	0.082	909	0.091	**0.173**			
ORL6	44.00	45.00	1.00	Feldspathic Pyroxenite	X2446	0.167	0.374	0.068	**0.61**	398	1850	0.185	2036	0.204	**0.389**			
ORL6	45.00	46.00	1.00	Feldspathic Pyroxenite	X2447	0.362	0.826	0.139	**1.33**	403	3634	0.363	3458	0.346	**0.709**			
ORL6	46.00	47.00	1.00	Norite	X2448	0.343	0.959	0.136	**1.44**	478	4164	0.416	4896	0.490	**0.906**			
ORL6	47.00	48.00	1.00	Norite	X2449	0.076	0.149	0.024	**0.25**	505	711	0.071	804	0.080	**0.152**			
ORL6	48.00	49.00	1.00	Norite	X2451	0.105	0.235	0.040	**0.38**	503	1129	0.113	1157	0.116	**0.229**	included	1.12	g/t over 3m 2PGE + Au
ORL6	49.00	50.00	1.00	Norite	X2452	0.119	0.299	0.049	**0.47**	380	1281	0.128	1379	0.138	**0.266**	Total Unit	0.63	g/t 2PGE +Au over 8.00 metres
			8.00			0.171	0.393	0.066	**0.63**	446	1772	0.177	1917	0.192	**0.369**	Total Unit	0.369	Ni+Cu% over 8.00 metres
ORL6	79.00	80.00	1.00	Norite	X2487	0.271	0.585	0.097	**0.95**	404	2543	0.254	2153	0.215	**0.470**			
ORL6	80.00	81.00	1.00	Norite	X2489	0.165	0.322	0.054	**0.54**	447	1525	0.153	1400	0.140	**0.293**	Total Unit	0.75	g/t 2PGE +Au over 2.00 metres
			2.00			0.218	0.454	0.076	**0.75**	426	2034	0.203	1777	0.178	**0.381**	Total Unit	0.381	Ni+Cu% over 2.00 metres
ORL6	305.00	306.00	1.00	Chr	X2756	0.421	0.727	0.052	**1.20**	42353	855	0.086	1387	0.139	**0.224**	included	1.20	g/t over 1m 2PGE + Au
ORL6	306.00	307.00	1.00	Norite	X2757	0.097	0.286	0.023	**0.41**	505	464	0.046	1225	0.123	**0.169**	Total Unit	0.80	g/t 2PGE +Au over 2.00 metres
			2.00			0.259	0.507	0.038	**0.80**	21429	660	0.066	1306	0.131	**0.197**	Total Unit	0.197	Ni+Cu% over 2.00 metres
ORL6	321.00	322.00	1.00	Norite	X2775	0.092	0.212	0.014	**0.32**	585	295	0.030	453	0.045	**0.075**	Total Unit	0.32	2PGE + Au over 1.00 meter
			1.00													Total Unit	0.075	Ni+Cu% over 1.00 meter
ORL7	209.00	210.00	1.00	Mela Norite	V2062	0.058	0.162	0.009	**0.23**	2963	77	0.008	474	0.047	**0.055**	Total Unit	0.63	g/t 2PGE +Au over 2.00 metres
ORL7	210.00	211.00	1.00	Mela Norite	V2063	0.136	0.784	0.116	**1.04**	3323	454	0.045	1421	0.142	**0.188**	Total Unit	0.121	Ni+Cu% over 2.00 metres
			2.00			0.097	0.473	0.063	**0.63**	3143	266	0.027	948	0.095	**0.121**			
ORL8	46.00	47.00	1.00	Norite	V2181	0.181	0.271	0.040	**0.49**	951	532	0.053	1099	0.110	**0.163**			
ORL8	47.00	48.00	1.00	Norite	V2182	0.224	0.428	0.049	**0.70**	754	699	0.070	1323	0.132	**0.202**	Total Unit	0.60	g/t 2PGE +Au over 2.00 metres
			2.00			0.203	0.350	0.045	**0.60**	853	616	0.062	1211	0.121	**0.183**	Total Unit	0.183	Ni+Cu% over 2.00 metres
ORL8	257.00	258.00	1.00	Mela Norite	V2431	0.198	0.655	0.035	**0.89**	553	593	0.059	1418	0.142	**0.201**	Total Unit	0.89	2PGE + Au over 1.00 meter
																Total Unit	0.201	Ni+Cu% over 1.00 meter
ORL9	91.00	92.00	1.00	Feldspathic Pyroxenite	V2670	0.176	0.167	0.010	**0.35**	1517	141	0.014	559	0.056	**0.070**			
ORL9	92.00	93.00	1.00	Feldspathic Pyroxenite	V2671	0.340	0.246	0.015	**0.60**	2021	204	0.020	681	0.068	**0.089**			
ORL9	93.00	94.00	1.00	Feldspathic Pyroxenite	V2673	0.153	0.136	0.017	**0.31**	1713	219	0.022	562	0.056	**0.078**	Total Unit	0.42	g/t 2PGE +Au over 3.00 metres
			3.00			0.223	0.183	0.014	**0.42**	1750	188	0.019	601	0.060	**0.079**	Total Unit	0.079	Ni+Cu% over 3.00 metres
ORL9	101.00	102.00	1.00	Feldspathic Pyroxenite	V2682	0.163	0.225	0.025	**0.41**	1232	449	0.045	979	0.098	**0.143**			
ORL9	102.00	103.00	1.00	Mottled Anorthosite	V2683	0.447	0.767	0.095	**1.31**	813	2208	0.221	2773	0.277	**0.498**			
ORL9	103.00	104.00	1.00	Mottled Anorthosite	V2684	0.346	0.393	0.060	**0.80**	246	1443	0.144	1582	0.158	**0.303**			
ORL9	104.00	105.00	1.00	Norite	V2686	0.077	0.165	0.026	**0.27**	333	761	0.076	862	0.086	**0.162**			
ORL9	105.00	106.00	1.00	Norite	V2687	0.046	0.091	0.011	**0.15**	328	361	0.036	445	0.045	**0.081**			
ORL9	106.00	107.00	1.00	Norite	V2688	0.089	0.181	0.035	**0.31**	331	567	0.057	742	0.074	**0.131**			
ORL9	107.00	108.00	1.00	Norite	V2689	0.109	0.248	0.036	**0.39**	342	1150	0.115	1383	0.138	**0.253**			
ORL9	108.00	109.00	1.00	Norite	V2690	0.029	0.042	0.007	**0.08**	329	228	0.023	321	0.032	**0.055**			
ORL9	109.00	110.00	1.00	Feldspathic Pyroxenite	V2692	0.451	1.093	0.151	**1.70**	385	4809	0.481	4663	0.466	**0.947**			
ORL9	110.00	111.00	1.00	Norite	V2693	0.135	0.304	0.042	**0.48**	328	1035	0.104	1257	0.126	**0.229**	Total Unit	0.59	g/t 2PGE +Au over 10.00 metres
			10.00			0.189	0.351	0.049	**0.59**	467	1301	0.130	1501	0.150	**0.280**	Total Unit	0.280	Ni+Cu% over 10.00 metres
ORL10	377.00	378.00	1.00	FPx/Mela Norite	W2464	0.562	0.307	0.019	**0.89**	50870	335	0.034	815	0.082	**0.115**			
ORL10	378.00	379.00	1.00	FPx/Mela Norite	W2465	0.525	0.256	0.030	**0.81**	34392	648	0.065	1122	0.112	**0.177**	Total Unit	0.85	g/t 2PGE +Au over 2.00 metres
			2.00			0.544	0.282	0.025	**0.85**	42631	492	0.049	969	0.097	**0.146**	Total Unit	0.146	Ni+Cu% over 2.00 metres

Appendix IV
QAQC Graphs of taken samples
(Tweespalk)

TWEESPALK__CDN PGMS-2 PHASE 1 DRILLING



Std-2 Cu Round Robin
Tweespalk
Analysis Number



Std-2 Pt Round Robin
Tweespalk



Std-2 Pd Round Robin
Tweespalk

TWEESPALK__CDN PGMS-3


Std-3 Au CDN Labs
Tweespalk
Lab Analysis


Std-3 Pt Round Robin
Tweespalk
Lab Analysis


Std-3 Pd Round Robin
Tweespalk
Lab Analysis

TWEESPALK__CDN PGMS-4



Std-4 Au Round Robin
Tweespalk



Std-4 Pt Round Robin
Tweespalk



Std-4 Pd Round Robin
Tweespalk

TWEESPALK__CDN PGMS-5


Std-5 Pt Round Robin
Tweespalk


Std-5 Pd Round Robin
Tweespalk
Lab 10
Lab 8
Lab 1
Lab 2
Lab 3
Lab 4
Lab 5
Lab 6
Lab 7
Lab 9
Lab 11
Pd, g/t
Labs
Pd Data
Mean
Mean +2SD
Mean -2SD

Appendix V
QAQC Graphs of taken samples
(War Springs)

OORLOGSFONTEIN__CDN PGMS-2 PHASE 1 DRILLING



CDN PGMS-2 Cu
Oorlogsfontein



CDN PGMS-2 Pt
Oorlogsfontein



CDN PGMS-2 Pd
Oorlogsfontein

OORLOGSFONTEIN __CDN PGMS-3


CDN PGMS-3 Au
Oorlogsfontein
Lab Analysis


CDN PGMS-3 Pt
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Lab Analysis


CDN PGMS-3 Pd
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Lab Analysis

OORLOGSFONTEIN __CDN PGMS-4


CDN PGMS-4 Au
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CDN PGMS-4 Pt
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CDN PGMS-4 Pd
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OORLOGSFONTEIN _CDN PGMS-5



CDN PGMS-5 Pt
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CDN PGMS-5 Pd
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